FAIRMONT HOTELS & RESORTS INC.

2003 ANNUAL REPORT

Ownership	Management
Direct and indirect ownership interests in 47 properties.	Manages 83 luxury and first-class hotels.

FHR Real Estate Corporation	Legacy Hotels Real Estate Investment Trust	Fairmont Hotels Inc.	Delta Hotels Limited

FHRREC owns 20% to 100% of 23 hotels, including the 11 properties that generate approximately two-thirds of FHR’s EBITDA.	Legacy owns 24 luxury and first-class hotels in Canada and the U.S. FHR holds approximately 35% of Legacy and manages all of its properties.	Fairmont is North America’s largest luxury hotel management company, as measured by rooms under management, with 44 properties in six countries.	Delta is Canada’s largest manager of first-class hotels with 39 managed and franchised hotels and resorts across Canada.

Financial Highlights

(in millions of U.S. dollars, except per share amounts)	2003	2002	2001
Revenues under management (1)	$1,746.2	$1,628.7	$1,570.8

Operating revenues (2)
Hotel ownership operations	584.9	516.6	489.6
Management operations	37.6	36.1	34.3
Real Estate	36.3	37.9	13.4

	658.8	590.6	537.3

EBITDA (3)	142.4	198.3	163.1

Basic income (loss) per share from continuing operations	0.64	1.18	(0.43)

(1)	Consists of revenues from owned, managed and franchised hotels.

(2)	Operating revenues exclude other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“GAAP”). It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

(3)	EBITDA is defined as earnings before interest, taxes, amortization, and other (income) expenses and reorganization and corporate expenses. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations and uses it as the primary measurement of operating segment profit and loss. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of EBITDA is different than the calculation used by other entities. EBITDA is represented on the consolidated statements of income as “Operating income before undernoted items”.

3	Message to Our Shareholders
6	Competitive Advantages
14	Corporate Governance
17	Management’s Discussion and Analysis
46	Management’s Responsibility
47	Auditors’ Reports
48	Consolidated Financial Statements and Notes
85	Directory of Properties
86	Shareholder Information and Senior Officers
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

(cover) Following an extensive renovation program, The Fairmont Pierre Marques on Acapulco’s Revolcadero Beach has retained its original intimacy and charm.

(Page 1) The historic Fairmont Olympic Hotel joined the Fairmont portfolio in 2003. This Seattle landmark is the only AAA Five-Diamond hotel in the U.S. Northwest.

     Fairmont has deliberately assembled distinguished properties in geographically diverse locations that offer our guests an unforgettable lodging experience.

Despite a challenging year, we have not faltered in our pursuit of growth. We enter 2004 with a stronger luxury brand and a portfolio of renovated properties positioned to capture the ongoing strength in leisure travel demand.

Our Focus 1	2003 ANNUAL REPORT

2003 was a tough year of stalled economic growth, war, SARS and a hurricane. But we did more than just persevere – we used the time to grow stronger.

FAIRMONT HOTELS & RESORTS INC.	Message to Our Shareholders 2

Message to Our Shareholders

The lodging industry has had more than its share of challenges over the past few years. The economic recovery that had begun to build momentum toward the end of 2002 stalled under the threat of war in Iraq. The international geopolitical controversy surrounding the war disrupted cross border business and leisure travel.

2003 brought extraordinary challenges

Fairmont suffered along with the rest of the North American lodging industry, but 2003 was especially difficult for us. Many of the challenges that Fairmont faced during the year were unexpected and difficult to control. The most serious came not from war or the threat of terrorism but from a deadly and contagious virus, severe acute respiratory syndrome or SARS. In Canada, SARS was confined to Toronto, however, the impact on the economy and the lodging industry was felt across Canada.

     Fairmont’s operating performance was also affected by Hurricane Fabian, the most powerful storm to hit Bermuda in almost 50 years. The winds and rain caused considerable damage to our two hotels on the island and as a result, The Fairmont Southampton will remain closed for repairs until this spring. We had to deal with the impact of forest fires, floods and even mad cow disease – all exacerbating the reluctance to travel to Canada.

     Finally, two of our key properties, The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston, were faced with renovation disruptions as well as individual challenges. Boston was one of the weakest U.S. markets last year and 2003 was the transition year for The Fairmont Orchid following its acquisition in December 2002.

     Despite the challenges, several of our hotels had outstanding performance. The Fairmont Kea Lani Maui had the best year in its history and The Fairmont Scottsdale Princess exceeded our expectations despite significant new hotel supply in its market.

Message to Our Shareholders 3	2003 ANNUAL REPORT

It was a tough year, but we did more than just persevere

During 2003, we continued to strengthen our company, and our employees rose to the challenges with determination and conviction. We accelerated the pace of renovation at our properties and expanded our distribution in the United States by adding The Fairmont Olympic Hotel, Seattle and The Fairmont Turnberry Isle Resort & Club in Florida to our portfolio. We redesigned the Fairmont website; identified new source markets and developed strategies for tapping those markets; started construction of Fairmont Heritage Place in Acapulco, our first private residence club; leveraged our e-commerce and technology infrastructure; and improved brand awareness.

     Notwithstanding the difficult environment, we used the time as an opportunity to strengthen the company and prepare ourselves for the recovery. By the end of 2003, we had better distribution and a stronger brand than we had the previous year. We had increased membership in the Fairmont President’s Club – our loyalty recognition program – and captured a higher percentage of every travel dollar spent by each member. We exceeded our sales targets for the first phase of Fairmont Heritage Place in Acapulco, demonstrating our ability to participate effectively in this small, but strategically important business.

Achieving our goals

We made solid progress in achieving our core strategic goals:

1.	Expand Fairmont’s distribution to key U.S. resort destinations and city centers. We intend to continue adding two to four Fairmont properties annually to our portfolio through selective acquisitions; establishing minority equity positions; and obtaining long-term management contracts.

2.	Build awareness of Fairmont’s brand. We want to entrench the Fairmont promise of an unforgettable lodging experience with our existing guests and extend that promise to guests who have not yet had the opportunity to enjoy the enriching and memorable experience that staying at a Fairmont property provides.

3.	Improve operating results at our existing properties. Both the company and our partners have invested considerable capital to renovate the Fairmont portfolio. These expenditures not only drive greater return expectations, they enhance our properties and improve our guests’ experience – ultimately increasing Fairmont’s brand awareness and guest loyalty.

4.	Nurture existing and develop new strategic partnerships. We expect our capital partners to provide growth prospects both through existing hotels and development opportunities, with minimal capital investment on Fairmont’s part. Over time, we should have a pipeline of development opportunities, which will lead to brand expansion and earnings growth.

     The fundamental strengths of our company have not changed. We have emerged from one of the most challenging years the industry has ever experienced with our financial strength intact. At approximately 25% debt to total capitalization, we have one of the strongest balance sheets in the industry.

2004 – A year of sharp recovery

There are several reasons to feel confident that 2004 will be a year of sharp recovery. It is widely anticipated that the Canadian and U.S. economies will rebound, which would encourage increased spending on travel. In Canada, SARS seems to be behind us and

FAIRMONT HOTELS & RESORTS INC.	Message to Our Shareholders 4

occupancies have begun to recover. Today, bookings for our critical group business are ahead of levels at this time last year for 2003, prior to the outbreak of hostilities in Iraq and SARS.

     We will complete the last few major renovations at several properties by the end of April 2004. The inevitable disruptions caused by work on guestrooms, meeting facilities and spas will be behind us and we will be able to welcome our guests with exceptional comfort and service. We expect our efforts to be rewarded as we earn returns on the capital invested and our properties begin to generate increasing management incentive fees in 2004. The significance of these fees will build gradually; by 2006 we expect that the majority of hotels in our portfolio today will be earning incentive fees.

     Finally, we have demonstrated that we have a disciplined, focused management team that has developed a corporate culture able to deliver sustainable long-term growth. Our team as well as our employees are ready for the challenges and opportunities in 2004 and beyond. All of us are focused on one major objective, to deliver value to our guests, our shareholders and our partners.

     I would like to express my sincere appreciation to our employees for their commitment to continue improving our business even in the worst of times, to our Board of Directors for their unflinching support, and to our investors for their willingness to stick by us during a tough year.

     I would like to particularly thank two directors retiring from our board, John McNeil and Angus MacNaughton. John has been a director of Fairmont’s predecessor since 1992 and Chairman of Fairmont’s board since 2001. Angus has been a director of Fairmont and its predecessor since 1985. Their insight, commitment and hard work have been invaluable.

     Finally, I would like to welcome Peter Godsoe, Chairman of Scotiabank, to our board. We are very fortunate to have one of Canada’s most respected business leaders to help guide Fairmont at such an important time in the company’s 116-year history.

signed

William R. Fatt
Chief Executive Officer
February 13, 2004

Message to Our Shareholders 5	2003 ANNUAL REPORT

Leisure travel has the strongest long-term demand growth projections in the lodging industry, supporting our focus on expanding Fairmont’s resort portfolio.

FAIRMONT HOTELS & RESORTS INC.	Competitive Advantages 6

World-class properties

Fairmont’s distinguishing and most compelling competitive advantage is its irreplaceable properties in unique locations, often with formidable barriers to entry. Some of these hotels are in exclusive resort destinations and environments renown for their natural beauty, such as The Fairmont Chateau Lake Louise and The Fairmont Kea Lani Maui.

     Travel and tourism has become the world’s largest employer with strong growth prospects for many years as baby boomers approach their peak spending and leisure years. It is expected that the strongest long-term demand growth in the lodging industry will come from individuals and groups traveling for pleasure. Our resorts give us significant exposure to this trend – nearly 60 percent of our EBITDA is earned in the leisure market – and we intend to build upon that strength.

     In 2003, despite the challenges in the industry, we expanded the Fairmont portfolio with the addition of The Fairmont Olympic Hotel, Seattle and The Fairmont Turnberry Isle Resort & Club, Miami. These properties not only have the qualities that fit our brand, they are strategically important to filling in our footprint in the United States.

     Over the past few years Fairmont and its partners have also made significant capital investments in our properties. The renovations will improve upon the lodging experience that has made so many of our properties destinations in themselves, while creating improved revenue opportunities. The completion of these renovations should coincide with a recovery in the lodging industry, placing Fairmont in a position to build awareness, loyalty and sustainable market share over the next few years.

Competitive Advantages 7	2003 ANNUAL REPORT

FAIRMONT HOTELS & RESORTS INC.	Competitive Advantages 8

Building brand awareness and loyalty

Inherent in every brand name is a promise. Ours is a promise founded upon the reputations of many of our heritage properties and sustained through 116 years of history. While this is our tradition, we focused on building the sophisticated information tools and infrastructure in 2003 that would allow us to build brand awareness and entrench loyalty.

     We redesigned the Fairmont website and won several prestigious awards, including World’s Leading Internet Site, for its user-friendly performance, powerful visual imagery and streamlined booking process. We enhanced both our e-commerce and web commerce capabilities with a database of information collected from guests at our properties and visitors to our website. We can now launch marketing campaigns via the web and through mailings that target the known interests and preferences of existing and potential guests. This will allow us to more effectively reach individuals most likely to respond to the Fairmont promise and capture more of every dollar spent on travel by guests who are already loyal to the Fairmont brand.

     We also continued to develop and enrich existing initiatives aimed at building brand loyalty; the Fairmont President’s Club, our recognition program, and Fairmont Gold, our “hotel within a hotel”. These initiatives become more significant as we expand our portfolio, placing the Fairmont name before more guests and ensuring existing guests have more travel destinations and options within the brand.

     Recognition that Fairmont continues to deliver on the promise of excellence came again in 2003 with the naming of 23 Fairmont properties to the prestigious 2004 Condé Nast Traveler Gold List.

Competitive Advantages 9	2003 ANNUAL REPORT

FAIRMONT OWNS AND MANAGES 83 LUXURY AND FIRST-CLASS HOTELS IN 55 DESTINATIONS IN THE U.S., CANADA, MEXICO AND ABROAD. A DIRECTORY OF OUR PROPERTIES IS ON PAGE 85 OF THIS REPORT

FAIRMONT HOTELS & RESORTS INC.	Competitive Advantages 10

Fairmont’s portfolio of luxury properties has grown considerably over the last five years from seven hotels in 1998 to 43 today.

An expanding capacity for growth

Fairmont has one of the strongest balance sheets in the lodging industry as well as the growing brand awareness and proven management capability to make it increasingly attractive to capital partners. Strategic relationships with partners such as His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud; Maritz, Wolff & Co.; His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan of Abu Dhabi; and Legacy Hotels Real Estate Investment Trust have already brought a diversity of growth opportunities to Fairmont.

     The combination of inherent financial strength and capital partnerships gives Fairmont the capacity to explore four core avenues for growth:

•	Acquiring luxury properties. In 2003 Fairmont purchased the remaining 50% in The Fairmont Copley Plaza Boston.

•	Investing in minority equity interests. Similar to our position in The Fairmont Sonoma Mission Inn & Spa, we will align our interests with our partners by investing in the property while obtaining a long-term management contract.

•	Securing long-term management contracts. We seek management opportunities with existing hotel owners or with partners looking to acquire a property. In the past year, we became the manager of The Fairmont Olympic Hotel, Seattle and The Fairmont Turnberry Isle Resort & Club, Miami.

•	Building a pipeline of development properties. Although Fairmont’s development pipeline is in its infancy, we are devoting considerable resources to the development of new properties that will sustain Fairmont’s growth over the long term.

     We are focused on expanding to more resort locations to capture an increasing share of the strong long-term growth anticipated in the leisure market. We intend to expand our portfolio by two to four hotels a year while building a pipeline of new developments.

Competitive Advantages 11	2003 ANNUAL REPORT

It is the 30,000 Fairmont and Delta employees in unrivalled environments that attract our guests to an experience that defines the company.

FAIRMONT HOTELS & RESORTS INC.	Competitive Advantages 12

Commitment to people and community

We are dedicated to our operating philosophy that engaged, motivated, well-trained employees provide quality, personalized service. This commitment led to Fairmont being honored as one of America’s Most Admired Employers in 2003. The Company was also recognized for the second consecutive year as one of Canada’s Top 100 Employers. Traditionally, the first casualty of declining revenue and operating restraint is the quality of guest services, but in 2003 the guest satisfaction at Fairmont’s properties improved by 27 points. We were the only luxury brand in the 2003 J.D. Power Syndicated Study of the lodging industry not to suffer a decline last year. This achievement is a result of our commitment to our employees and proof of their professional and personal caliber.

     Fairmont’s employees are also the driving force behind the programs that support our communities and protect the environment:

•	Fairmont’s Green Partnership was called the most comprehensive environmental program in the North American hotel industry by National Geographic Traveler. Although initially designed to preserve the pristine surroundings of many Fairmont destinations, the program has also led to improvements in waste management, energy maintenance and water conservation resulting in cost savings.

•	Adopt-a-Shelter is a program of on-going relationships under which the tens of thousands of items – sheets, towels, beds, furniture – that are regularly disposed of during renovations are given by a hotel or resort to an “adopted” women’s shelter.

•	Rooms from the Heart is a partnership with the Make-A-Wish Foundation, a charity that fulfills the wishes of children with life-threatening medical conditions.

•	Since 1999, Delta has been a proud sponsor of Special Olympics Canada. Delta’s company-wide commitment to this organization supports athletes who have realized their dreams of competing internationally.

Competitive Advantages 13	2003 ANNUAL REPORT

Corporate Governance

Our goal is to continually improve our corporate governance practices. The Board of Directors’ prime responsibility is to foster Fairmont’s long-term success and enhance shareholder value.

FAIRMONT HOTELS & RESORTS INC.	Corporate Governance 14

Board of Directors

Fairmont’s directors are experienced business leaders representing various industries and professional backgrounds, each offering unique perspectives and expertise. We consider the independence of corporate directors to be the foundation of good governance. The Board comprises 11 Directors, 10 of whom are independent, including the Chairman. These 10 members meet regularly without the CEO or other management present.

Stephen E. Bachand
Ponte Vedra Beach, Florida
Member, Corporate Governance and Nominating Committee
Chairman, Management Resources and Compensation Committee

Mr. Bachand was President and CEO of Canadian Tire Corporation, Limited from 1993 to 2000. He has been a Director of Fairmont and its predecessor since 1997.

William R. Fatt
Toronto, Ontario

Mr. Fatt has been CEO and a Director of Fairmont since 2001. From 1998 to 2001, he served as Chairman and CEO of Canadian Pacific Hotels & Resorts Inc. From 1990 to his appointment at CPH&R, Mr. Fatt was CFO of Canadian Pacific Limited.

Peter S. Godsoe
Toronto, Ontario

Mr. Godsoe was CEO of Scotiabank from 1993 to 2003. He has been a Director of Fairmont since 2003.

Michael J. Kowalski
New York, New York
Member, Corporate Governance and Nominating Committee
Member, Management Resources and Compensation Committee

Mr. Kowalski has been Chairman of Tiffany & Co. since 2002 and CEO since 1999. He has been a Director of Fairmont since 2002.

Angus A. MacNaughton
Danville, California
Chairman, Audit Committee

Mr. MacNaughton has been President and a Director of Genstar Investment Corporation since 1987. He has been a Director of Fairmont and its predecessor since 1985.

John D. McNeil
Toronto, Ontario
Chairman
Member, Audit Committee
Chairman, Corporate Governance and Nominating Committee

Mr. McNeil was Chairman and CEO of Sun Life Assurance Company of Canada from 1988 to 1998 and Chairman from 1998 to 1999. He has been a Director of Fairmont and its predecessor since 1992.

David P. O’Brien
Calgary, Alberta
Member, Environmental and Safety Committee

Mr. O’Brien has been Chairman of EnCana Corporation since 2002. He has been a Director of Fairmont and its predecessor since 1995.

John L. Sharpe
Scottsdale, Arizona
Member, Audit Committee
Chairman, Environmental and Safety Committee

Mr. Sharpe was President and COO of Four Seasons Hotels Inc. from 1995 to 1999. He has been a Director of Fairmont since 2001.

L. Peter Sharpe
Toronto, Ontario
Member, Audit Committee
Member, Corporate Governance and Nominating Committee

Mr. Sharpe has been President and CEO of The Cadillac Fairview Corporation Limited since 2000. He has been a Director of Fairmont since 2001.

Robert S. Singer
Milan, Italy
Member, Audit Committee

Mr. Singer has been Executive Vice President of Gucci Group N.V. since 1999 and CFO since 1995. He has been a Director of Fairmont since 2003.

Carole S. Taylor
Vancouver, British Columbia
Member, Management Resources and Compensation Committee Member,
Environmental and Safety Committee

Ms. Taylor has been Chair of the Board of Directors of CBC/Radio-Canada since 2001. She has been a Director of Fairmont and its predecessor since 1999.

Corporate Governance 15	2003 ANNUAL REPORT

Corporate Governance Practices

During 2003, the directors held 31 meetings, including one special meeting devoted exclusively to Fairmont’s corporate strategy and direction.

     To fulfill its responsibility as steward of shareholders’ interests, the Board meets regularly with management to review, discuss, approve and supervise the implementation of Fairmont’s strategic plans and budgets. Essential to fulfilling this responsibility is understanding and assessing business risks. The Board helps establish limits and approves strategies for managing risk.

     Fairmont is also committed to rigorous internal controls and compliance. This includes thorough supervision of management, internal and external audits and enforcement of our Code of Ethics. This Board-approved Code promotes ethical and honest behavior and establishes strict rules around conflicts of interest for all employees and directors.

2003 refinements to governance

Fairmont is committed to governance best practices and seeks to continually improve its guidelines, processes and procedures. Recent refinements include:

•	Enhancements to disclosure practices, including additional disclosure in the proxy circular

•	Implementation of policies on the approval of non-audit related services provided by Fairmont’s auditors

•	Revisions to the terms of reference of the Board committees

•	Posting Fairmont’s Code of Ethics on the website

•	Implementing a comprehensive process to assess the effectiveness of the Board, its committees and individual directors

•	Adopting the practice of seeking Board approval of interim financial statements and the related earnings release following approval by the Audit Committee and prior to release

Board Committees

The Board discharges its responsibilities directly and through four committees, comprised entirely of independent members.

Audit Committee

Oversees Fairmont’s compliance with legal and regulatory requirements as well as the integrity of financial reporting, our external auditors, internal controls, disclosure controls and internal audit functions. The composition of this committee meets the applicable guidelines and standards of the Toronto Stock Exchange, Ontario Securities Commission, New York Stock Exchange, U.S. Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002.

Corporate Governance and Nominating Committee

Establishes and monitors Fairmont’s corporate governance practices and procedures; oversees the review of the Board, its committees and individual directors; and assesses and recommends prospective director candidates.

Management Resources and Compensation Committee

Reviews senior management structure, staffing, succession planning and compensation. It also recommends the corporate goals and objectives against which the performance of the Chief Executive Officer will be evaluated.

Environmental and Safety Committee

Reviews and evaluates Fairmont’s existing environmental and safety practices and procedures.

Committee terms of reference, the Board Charter and Fairmont’s Code of Ethics are available on our website at www.fairmont.com/investor.

There are no significant differences between Fairmont’s corporate governance practices and the NYSE corporate governance listing standards.

FAIRMONT HOTELS & RESORTS INC.	Corporate Governance 16

Management’s Discussion and Analysis

18	Our Company
19	Strategies for Growth
21	The Industry in 2003
22	Financial Highlights Results of Operations:
22	2003 vs. 2002
28	2002 vs. 2001
31	Quarterly Results
32	Liquidity and Capital Resources
36	Common Share Data
37	Transactions with Legacy
37	Transactions with Other Related Parties
38	Critical Accounting Policies and Estimates
40	Changes in Accounting Policies
40	Pending Accounting Policy Changes
41	Risks and Uncertainties

Management’s discussion and analysis (the “MD&A”) should be read in conjunction with the consolidated financial statements and notes, which begin on page 48. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). A summary of the differences between Canadian GAAP and U.S. GAAP is found in note 25 of the consolidated financial statements. The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 3 of the consolidated financial statements on page 57.

     We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. We consider income before interest, taxes, amortization, other (income) expenses and reorganization and corporate expenses (“EBITDA”) to be a meaningful indicator of operations and use it as our primary measure to assess the operating performance of our business segments. It is likely that our calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the consolidated statements of income as “Operating income before undernoted items”.

     This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled “Risks and Uncertainties”. There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

February 13, 2004

Management’s Discussion and Analysis  17

Our Company

We have owned and managed hotels and resorts for over 116 years. The Company has evolved from a Canadian-based hotel operator and owner to become the largest North American luxury hotel management company as measured by rooms under management.

Hotel Ownership Operations

We hold real estate ownership interests ranging from approximately 20% to 100% in 23 properties, including well-known hotel destinations such as The Fairmont Banff Springs, The Fairmont Kea Lani Maui and The Fairmont Scottsdale Princess. Fairmont manages our 20 luxury hotels and Delta manages our three first-class properties. Approximately 75% of our EBITDA is generated by our hotel ownership operations through room occupancy, food and beverage sales and other amenities such as spa, golf and retail operations.

Investment in Legacy

We own an approximate 35% interest in Legacy, a publicly-traded Canadian hotel real estate investment trust, which holds a portfolio of 24 luxury and first-class hotels across Canada and the United States, consisting of over 10,000 rooms. Fairmont manages Legacy’s 13 luxury properties and Delta manages its 11 first-class hotels. We account for our ownership interest in Legacy on an equity basis.

Real Estate Activities

We also hold other real estate assets, which consist primarily of the Southtown lands located in the core of downtown Toronto between the financial district and Lake Ontario. These lands are zoned for the development of 4.9 million square feet of commercial and residential space.

     The first Fairmont Heritage Place (“FHP”), our vacation ownership product, is currently under construction in Acapulco, Mexico. Future vacation ownership opportunities exist in Scottsdale, Bermuda and Barbados. FHP will allow us to improve our return on new build investments, use excess real estate and further leverage our existing hotel infrastructure. In addition, by developing an expertise in this business we will be better able to compete for new management contracts since many new hotel projects contain a vacation ownership component.

Management Operations

We manage hotels under two subsidiaries, Fairmont and Delta, each with their own distinct brand identity. Fairmont is North America’s largest luxury hotel management company as measured by rooms under management. Currently, Fairmont manages 44 properties with more than 21,000 rooms in major city centers and resort destinations throughout the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. Fairmont’s incentive-based management contracts have an average remaining term of more than 40 years, which are among the longest in the industry.

     Delta is Canada’s largest first-class hotel management company with over 11,000 rooms at 39 managed and franchised properties across Canada. Delta’s incentive-based management contracts have an average remaining term of more than 10 years.

     Under their respective management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner. For these services, Fairmont and Delta earn a base fee, which is typically in the range of 2.5% to 3.5% of a property’s gross revenues and can earn an incentive fee based on the property achieving certain operating performance targets.

     Additional information relating to the Company, including our Annual Information Form, can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) located at www.sedar.com. We also file form 40-F in the United States, which can be found on: www.sec.gov/edgar.shtml.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 18

Strategies for Growth

Our focus over the next three to five years is to continue our expansion of the Fairmont management portfolio with an overall goal of increasing the Fairmont portfolio by two to four hotels per year.

     We target properties reflecting Fairmont’s luxury brand requirements of:

•	high quality assets with strong cash flow potential

•	sufficient meeting space to capitalize on our strong presence in the group segment

•	located in primary city center markets or resort destinations with high barriers to entry

Expand Management Operations

•	increase brand recognition and loyalty thereby increasing brand appeal to owners

•	leverage our strong presence in the luxury resort segment

•	focus on the United States where Fairmont has an established infrastructure and growing brand awareness but is located in only 12 of the top 25 U.S. markets.

     We will continue to develop and leverage the Fairmont brand by seeking new management opportunities. Our goal is to increase the proportion of revenues and EBITDA generated by management activities, through the addition of single and multiple incentive-based management contract opportunities as it is considerably less capital intensive than hotel ownership operations. To accomplish this goal, we may acquire small equity investments in or make long-term loans to the managed hotels.

     In the luxury hotel market, brand perception and loyalty are critical to a brand’s success as they position the owners’ assets for maximum value and maximum return. We believe the key to further enhancing the desirability of the Fairmont brand is to provide the customer with a truly personalized service that exceeds their expectations. To help achieve this goal, Fairmont has implemented several initiatives including:

•	Fairmont President’s Club, which is designed to provide enhanced service delivery and recognition to our most frequent and valued customers; and

•	Fairmont Gold, our ‘hotel within a hotel’ product featuring private check-in, exclusive concierge services and other amenities. This product is designed to provide individual leisure and business travelers with a more intimate service offering for which Fairmont charges premium rates.

Strategic Relationships

We seek out strategic relationships with equity partners that will ultimately enhance our global presence.

Prince Alwaleed

His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud is both an owner of a number of Fairmont properties and an investor in the Company. Given his expressed desire to expand his hotel portfolio as well as the Fairmont brand, Prince Alwaleed is actively seeking growth opportunities in the U.S. and abroad.

Crown Prince of Abu Dhabi

His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan of Abu Dhabi is our partner in The Fairmont Dubai and the new development in Abu Dhabi. He and his affiliates are also eager to grow their hotel portfolio and are working with us to find expansion opportunities overseas.

Legacy

We are party to a strategic alliance agreement with Legacy that provides us with additional management contract opportunities. This agreement allows Legacy to participate in any new investments made by us in Canadian hotel properties and provides us with a potential buyer for our hotels with stabilized cash flows. In the event that a hotel is sold to Legacy, we participate in a significant portion of the future profitability of the property through management fees and our ownership interest in Legacy.

Expand Hotel Ownership Operations Through Selective Acquisitions

Our strategy for hotel ownership operations growth consists of using our strong balance sheet and effective management capabilities to make selective acquisitions in the following target markets:

•	key North American gateway cities

•	exclusive resort destinations

•	strategic international markets

     Seeking opportunities to maximize value creation, we typically focus on acquiring and repositioning under-performing luxury properties. Our strategy is executed through the process of branding the hotel, improving management and investing capital in the property. Once operating performance is stabilized, the hotel is a potential candidate for sale.

Management’s Discussion and Analysis 19	2003 ANNUAL REPORT

Strategies for Growth (cont’d)

Through this process, we are able to realize asset appreciation, reinvest the capital for future growth and retain long-term management contracts on the properties sold. We may acquire a stabilized property if it is in a strategic location or is an opportunistic purchase.

Maximize Existing Portfolio Performance

We are pursuing opportunities for growth that represent consistent and productive extensions of the Fairmont brand. These include incremental investments such as spas and golf courses as well as vacation ownership and retail opportunities.

     Developing an expertise in vacation ownership will allow us to more effectively compete for potential hotel acquisitions and development projects. In addition, we feel that this will allow us to further leverage our existing hotel infrastructure and increase our overall profitability. We are initially targeting excess real estate located close to our existing hotels where the best use appears to be a vacation ownership product.

Expanding Our Brands

January 2004	The Fairmont Turnberry Isle Resort & Club, Miami	•	long-term management agreement
August 2003	The Fairmont Olympic Hotel, Seattle	• • •	long-term management agreement $11 million participation in the mortgage acquired by Legacy, a strategic partner
February 2003	The Fairmont Copley Plaza Boston	•	strategic acquisition of property in downtown core of key U.S. gateway city (original 50% acquired in 2001)
December 2002	The Fairmont Washington, D.C.	• •	long-term management agreement acquired by Legacy, a strategic partner
December 2002	The Fairmont Orchid, Hawaii	•	acquisition of resort in high barrier to entry market
September 2002	The Fairmont Sonoma Mission Inn & Spa	• •	long-term management agreement minority equity investment
February 2002	The Fairmont Dubai	• •	long-term management agreement owned by a strategic partner
February 2001	The Fairmont Kea Lani Maui	•	acquisition of unbranded resort in high barrier to entry market

December 2003	Delta Fredericton	• franchise agreement
June 2003	Delta Quebec	• franchise agreement
October 2002	Delta Sun Peaks Resort	• long-term management agreement • minority equity investment
September 2001	Delta Ocean Pointe Resort and Spa, Victoria, B.C.	• long-term management agreement

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 20

The Industry in 2003

The North American hotel industry has been in a downturn that began in 2000 and was fuelled by a series of economic and geopolitical events. There is no doubt that 2003 was one of the most difficult years for the hotel industry. Declines in corporate travel, the war in Iraq, continued security concerns and, most predominately, the impact of SARS on worldwide travel created a very difficult operating environment in 2003.

Declines in Corporate Travel – The weak North American economy continued into 2003 with U.S. upper upscale RevPAR (“room revenue per available room”) declining for the third consecutive year. Signs that an economic recovery is underway started to appear in the third and fourth quarters with U.S. real gross domestic product increasing by 8.2% and 4.1%, respectively on a year-over-year basis. Travel volumes generally increase about six months after the beginning of an economic recovery. In addition, luxury hotels typically enjoy a larger rebound in demand than the hotel industry as a whole.

The War In Iraq – In January, uncertainty related to military action in Iraq caused consumers and businesses to postpone significant expenditures, including spending on travel. Specifically, the North American hotel industry realized year-over-year declines in both occupancy and average daily rates (“ADR”) from February through the duration of the military action in Iraq. Consumer confidence rebounded and travel patterns quickly normalized in April when the U.S. government declared that major combat in Iraq had ceased.

SARS – Originating in China, this virus created worldwide panic. Although the Canadian impact was isolated to about 250 cases primarily in Toronto, global public perception of this outbreak in Canada was greatly exaggerated by worldwide media attention. This had a devastating impact on the Canadian lodging industry. The SARS outbreak was contained by late spring, however, the impact on travel volumes continued throughout the peak summer season. The majority of summer vacations are booked in the spring and fears surrounding SARS at that time resulted in many travelers excluding Canada from their list of potential vacation destinations. Travel volumes did not return to normal levels until very late in 2003.

Hurricanes – In early September, Hurricane Fabian pounded the island of Bermuda and caused tremendous damage. Several hotels were damaged, including both of our owned properties. This was considered to be the worst tropical storm to hit Bermuda in 50 years and was the first storm ever to cause substantial damage to the hotels located there. The Fairmont Southampton will remain closed for repairs until spring 2004.

Other Factors – Several other factors were also encountered in 2003 that impacted travel demand, including the mad cow disease scare, reductions in the frequency and capacity of flights caused by Air Canada’s financial difficulties, the east coast blackout in August and forest fires in the Canadian Rockies. Although these factors were not individually material, their combined impact with the events listed above served to further hinder hotel operations.

Management’s Discussion and Analysis 21	2003 ANNUAL REPORT

Financial Highlights

(in millions, except per share data)	2003	2002	2001
Revenues	$691.4	$618.3	$566.7
EBITDA	142.4	198.3	163.1
Income (loss) from continuing operations	50.7	92.5	(28.2)
Discontinued operations	–	–	923.9
Net income	50.7	92.5	895.7

Basic earnings (loss) per share
Income (loss) from continuing operations	$0.64	$1.18	$(0.43)
Discontinued operations	–	–	11.71
Net income	0.64	1.18	11.28

Diluted earnings (loss) per share
Income (loss) from continuing operations	$0.63	$1.16	$(0.43)
Discontinued operations	–	–	11.70
Net income	0.63	1.16	11.27

Dividends declared
per common share	$0.07	$0.05	$1.12
per preferred share	–	–	0.8426

Total assets	$2,503.0	$2,223.0	$1,921.4
Total debt	657.6	535.5	339.7
Shareholders’ equity	1,545.9	1,399.3	1,305.4

Results of Operations

2003 vs. 2002

The past year was an extremely difficult one for our Company as the combined impact of SARS, the war in Iraq and continued economic weakness had a significant impact on our financial performance. With about half our EBITDA coming from Canada, the impact of these issues as well as the fires in Western Canada, mad cow disease and Air Canada’s financial problems were devastating.

     Our operations were further exacerbated by the worst hurricane to hit Bermuda in 50 years, which has left The Fairmont Southampton closed for repairs until the spring of 2004. Despite these challenges, cash provided by operating activities was $109 million during 2003.

Hotel Ownership Operations

Revenues from hotel ownership operations were $585 million in 2003, up $68 million, or 13.2% from the prior year. In the first quarter of 2003, revenues were comparable with 2002 as demand from the leisure segment remained strong and favorable exchange rate fluctuations improved revenues. However, by the second quarter, the combined impact of the war in Iraq, SARS and an already weak U.S. economy started to impact revenues. The extremely challenging operating environment continued throughout the third quarter as the impact of SARS caused a precipitous decline in tour group business. Operations started to return to more normal levels in the fourth quarter as the North American economy showed signs of recovery. By December, most of our owned hotels were generating revenues similar to 2002 levels.

     Revenues from U.S. and International hotels were up 19.1%, with the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston and a 14% improvement in revenues at The Fairmont Kea Lani Maui contributing the majority of this increase.

     Approximately 55% of gross revenue from hotel ownership is generated from room revenue and 30% from food and beverage services. Other revenue streams such as spa facilities, golf courses, retail operations, parking and laundry contribute the remainder of revenues earned by the owned properties.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 22

Ownership Highlights

Banff, Lake Louise & Jasper

The tour group segment was particularly hard hit by the impact of SARS. This segment, which typically generates about 40% of hotel occupancy, produced 25% fewer rooms in 2003. The Fairmont Chateau Lake Louise suffered the greatest losses as over 50% of its business is generated through tour groups. Despite the challenging operating environment, revenues from the group meetings segment were up considerably over 2002. Strength in this segment allowed The Fairmont Banff Springs to maintain Canadian dollar RevPAR at levels consistent with 2002. With a return to more normal operating conditions, management expects that these properties will produce significant improvements in EBITDA in 2004. In addition, the meeting facility currently under construction at The Fairmont Chateau Lake Louise will lessen this resort’s dependence on tour groups and should provide more stable earnings in future years.

Whistler

Demand from the group meeting segment was significantly lower as SARS-related cancellations and a weak U.S. economy reduced occupancy levels at the resort. In addition, the resort suffered from the perception of poor skiing conditions, which resulted in weaker leisure demand. We expect this resort to enjoy a rebound in demand during 2004 as group meeting bookings for the year are strong and a recovering U.S. economy should further increase demand in Whistler.

Bermuda

In September 2003, Hurricane Fabian caused considerable damage to both Bermudian hotels. The Fairmont Hamilton Princess remained operational for the remainder of 2003, albeit at reduced capacity. The Fairmont Southampton will be closed until spring 2004 to complete necessary repairs. We have extensive insurance coverage for both property damage and business interruption.

Acapulco

Our Mexican properties continued to perform at an adequate level in 2003, despite the impact of the war in Iraq and the weak U.S. economy on occupancy levels. Recent capital expenditures appear to be paying dividends as our group room night bookings for 2004 are up 11% over last year.

Scottsdale

The Fairmont Scottsdale Princess outperformed our expectations in 2003 despite the impact of three new upper-upscale hotels adding 2,200 guestrooms into the Scottsdale market. Although this resort experienced moderate declines in both ADR and occupancy, it performed well relative to its peers. The Scottsdale market appears to have fully absorbed the new supply and we expect that financial performance from both the business and leisure segments will continue to improve throughout 2004.

Hawaii

The Fairmont Kea Lani Maui recorded its best annual performance ever in 2003. The resort benefits from an affluent leisure clientele, who were not as affected by the general economic downturn, as well as strong demand for luxury hotels in Maui. This resort also benefited from strength in the group meeting segment, which was one of our main re-branding initiatives for this property. We are expecting another strong year in 2004, as demand from both the leisure and business segments remains sound.

     Results from The Fairmont Orchid, Hawaii were disappointing in 2003. Demand from the group meeting segment was projected to be low, however, individual leisure bookings were considerably weaker than anticipated. The timing of this acquisition in late December did not allow enough time to get this resort into our distribution channels for its 2003 peak season. The impact of our renovation programs also affected operating performance in 2003. The resort has emerged from its transition year with strong group meeting bookings for 2004. We are also experiencing a steady build in leisure and tour group bookings and therefore expect a significant improvement in operating performance in 2004.

Boston

In February 2003, we acquired the remaining 50% ownership interest in The Fairmont Copley Plaza Boston and started major renovations shortly thereafter. The Boston market suffered its worst year in 30 years during 2003 and was one of the worst performing major markets in the United States. During 2004, we expect demand to improve in conjunction with an economic recovery in the United States. When combined with the recent renovations to guestrooms and meeting facilities, we expect this hotel to generate a significant improvement in EBITDA in 2004.

Management’s Discussion and Analysis 23	2003 ANNUAL REPORT

Results of Operations (cont’d)

Revenues generated by Canadian properties increased 4.5% in 2003 primarily due to a significant appreciation in the Canadian dollar. When measured in local currency, Canadian dollar revenues declined by 6.7%.

     Most of our owned properties are resorts. As a result, leisure travel is our most important source of demand, generating approximately 60% of revenues at our owned hotels. Business travel, which accounts for 65% to 70% of hotel industry revenues, generates approximately 40% of revenues at our owned hotels.

     The combined impact of SARS and the war in Iraq reduced overall booking activity and also led to a significant number of cancellations in the second and third quarters of 2003, the period in which we typically generate the vast majority of our revenues from leisure travel. Revenues from the tour group segment were significantly lower, particularly at our Canadian resorts.

     In 2003, there was little new supply in markets in which we operate since many of our hotels are located in high barrier to entry markets. The Fairmont Scottsdale Princess is our only owned hotel located in a market that experienced a significant increase in supply over 2002.

Comparable Owned Hotels

Year Ended December 31	2003	2002	Variance
Worldwide
RevPAR(1)	$114.78	$111.53	2.9%
ADR(2)	197.43	182.44	8.2%
Occupancy	58.1%	61.1%	-3.0 points

Canada
RevPAR	$99.67	$95.14	4.8%
ADR	163.44	145.16	12.6%
Occupancy	61.0%	65.5%	-4.5 points

U.S. and International
RevPAR	$131.12	$129.33	1.4%
ADR	238.17	229.53	3.8%
Occupancy	55.1%	56.3%	-1.2 points

(1)	RevPAR is defined as room revenue per available room

(2)	ADR (average daily rate) is defined as room revenue per occupied room

Comparable Hotels are considered to be properties that were fully open under FHR management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse effect on the properties’ primary operations.

Exclusions: The Fairmont Southampton (renovation); The Fairmont Orchid, Hawaii; The Fairmont Copley Plaza Boston

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 24

     RevPAR at the Comparable Hotels increased 2.9% to $114.78 in 2003 from $111.53 in 2002. Strong ADR growth of 3.8% at our U.S. and International properties was driven primarily by higher rates from tour group and leisure travel. At our Canadian hotels, strength in the Canadian dollar helped to offset occupancy declines experienced in the tour group segment.

     EBITDA from FHR’s hotel ownership operations of $107 million in 2003 was down $36 million, or 25.1%, from $143 million in 2002.

     Despite a slight increase in comparable RevPAR, EBITDA at the U.S. and International properties was down 2.7%. Uninsured costs of $9 million related to the hurricane damage in Bermuda, inflationary increases in direct costs as well as higher administrative wages, energy, property tax and insurance expenses negatively impacted EBITDA at these properties.

     EBITDA at the Canadian hotels and resorts dropped by $25 million. This decline was characterized by lower ADR (when measured in Canadian dollars) and occupancy, higher energy and insurance costs as well as cost reductions in 2002 totaling $4 million that were not likely to repeat.

     Margin pressures at our owned hotels are expected to linger through 2004 as pricing pressure remains, while costs are expected to rise consistent with overall inflationary increases.

Investment in Legacy

Our approximate 35% investment in Legacy generated a $9 million equity loss compared to equity income of $6 million in 2002. The Legacy portfolio was severely impacted by SARS and other world events in 2003. This loss was magnified by the appreciation in the Canadian dollar and includes $3 million in prepayment premiums relating to Legacy refinancing its unsecured debentures in December 2003.

Real Estate Activities

During 2003, we disposed of one block of our Southtown lands in Toronto and two blocks of land at our Coal Harbour site in Vancouver. In addition, we disposed of several smaller pieces of real estate during the fourth quarter. These lands are primarily located next to rail lines and were not part of our core real estate activities. We also started to recognize revenues from vacation ownership in 2003. Real estate activities generated EBITDA of $13 million, up from $12 million in 2002 and net cash proceeds generated by real estate activities were $27 million, up from $18 million in 2002.

     The remaining Southtown lands are zoned for the development of 4.9 million square feet of commercial and residential space. The remaining Coal Harbour lands, located directly across from the future convention center, are zoned for the development of 1.1 million square feet of commercial and residential space. Within each landholding, zoning permits a hotel development, however, there are no formal plans in place to build new hotels at these locations. In 2004, we expect to dispose of the remaining block of the Coal Harbour lands that is zoned for residential purposes and will continue to actively pursue opportunities to dispose of the Southtown lands. We expect to sell the remaining lands over the next four years.

     Vacation ownership generated revenues of $2 million in 2003, however, its EBITDA contribution in 2003 was minimal. The future recognition of earnings from this project may be impacted by the new accounting recommendations surrounding variable interest entities (see Pending Accounting Policy Changes).

Management Operations

Fairmont

Recognition of the Fairmont brand has grown considerably over the past five years. In a recent survey conducted by an independent market research firm, unaided brand recognition has grown dramatically since 1998. Unfortunately, the weak operating environment did not allow us to capitalize on these improvements during 2003.

     Revenues under management in 2003 were $1.4 billion, up $108 million or 8.2% from 2002. New management contracts and the appreciation in the Canadian dollar contributed to this increase.

     Fairmont earned fee revenues of $44 million in 2003, a 7.0% improvement over 2002. Total fee revenues included $18 million from our owned properties, up $1 million

Management’s Discussion and Analysis 25	2003 ANNUAL REPORT

Results of Operations (cont’d)

from 2002. Base revenues were $5 million higher, however reduced incentive fees offset this improvement. Incentive fees were $2 million in 2003 and accounted for 3.4% of Fairmont’s total management fee revenues, versus 9.0% in 2002. Weaker performance at many city center hotels in 2003 caused Fairmont to miss several incentive fee thresholds that it typically achieves. In 2004, we expect about 30% of Fairmont’s management contracts to earn incentive fees compared to 20% in 2003. Within the next two to three years, the majority of current contracts are expected to earn incentive fees. Most of these contracts have set thresholds that do not change over the life of the contract unless significant renovations are made to the managed hotel.

     Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts.

     For the Fairmont portfolio of Comparable Hotels, RevPAR decreased 1.4% to $103.85. The greatest component of the decline in RevPAR occurred at the Canadian hotels, due to a precipitous decline in occupancy during the second and third quarters. RevPAR at the U.S. and International properties was down 2.3% from 2002 as rate pressures and lower demand from the business transient segment impacted most of these hotels.

     Fairmont reported EBITDA of $25 million in 2003, down $5 million from the prior year. EBITDA margin decreased to 56.1% from 73.1% in 2002. In addition to reduced incentive fee revenues, increased marketing expenditures and pension expenses reduced EBITDA. We do not expect these expenses to recur and anticipate margins in 2004 to improve considerably.

     Continued growth in brand recognition and brand loyalty will help the growth of revenues under management through the addition of new management contracts and improved performance at the existing managed portfolio. Going forward, we expect Fairmont’s EBITDA margin to improve as the incremental costs of adding new management contracts are relatively small.

Fairmont Managed Hotels

Year Ended December 31	2003	2002	Variance
Worldwide
RevPAR	$103.85	$105.28	-1.4%
ADR	171.43	163.18	5.1%
Occupancy	60.6%	64.5%	-3.9 points

Canada
RevPAR	$86.39	$86.63	-0.3%
ADR	140.38	127.41	10.2%
Occupancy	61.5%	68.0%	-6.5 points

U.S. and International
RevPAR	$124.96	$127.95	-2.3%
ADR	210.31	212.22	-0.9%
Occupancy	59.4%	60.3%	-0.9 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Dubai; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.; The Fairmont Olympic Hotel, Seattle

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 26

Delta Managed Hotels

Year Ended December 31	2003	2002	Variance
RevPAR	$56.40	$54.18	4.1%
ADR	91.83	84.93	8.1%
Occupancy	61.4%	63.8%	-2.4 points

Exclusions: Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

Delta

Revenues under management increased to $322 million, a 3.0% increase from 2002 while management fee revenues of $12 million were up 2.6%. These improvements relate primarily to the appreciation of the Canadian dollar, which masked the impact of declines in revenues and management fees caused by the events of 2003. Incentive fees were $1 million in 2003 and accounted for 6.0% of Delta’s total management fee revenues, down from 12.3% in 2002. In 2004, approximately one-third of Delta’s managed hotels are expected to earn incentive fees. Delta participates in up to 30% of earnings above the incentive fee threshold amount on some of its management contracts.

     Delta’s Comparable Hotels RevPAR of $56.40 was up 4.1% from 2002 due to the appreciation in the Canadian dollar. SARS had a tremendous impact on Delta’s results in 2003, particularly at its hotels located in Toronto and Montreal. When measured in Canadian dollars, RevPAR was down approximately 7% from 2002.

     EBITDA from Delta’s management operations was $9 million in 2002, up 7.4% from 2002. Stringent cost controls in 2003 resulted in EBITDA margins improving to 74.1% compared to 71.1% in 2002.

     The Delta Fredericton, which opened in December 2003, and the Delta Quebec, which opened in July 2003, will further increase Delta’s revenues and presence in Canada. As Delta is now established in most major Canadian markets, we are focused on expanding Delta’s presence in the resort sector and select secondary markets.

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservations and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties. In 2003, we recognized a $2 million deficit on these programs. In order to continue our strategy of increasing brand awareness, we made a decision to maintain our marketing efforts during 2003 despite the knowledge that these amounts would not be recovered. Assuming normal operating conditions, any deficit incurred in 2004 is expected to be considerably smaller than what was realized in 2003.

Amortization

Amortization expense was $68 million in 2003 compared to $52 million in 2002. This increase was consistent with the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston.

Other (Income) Expenses

Other expenses in 2003 consist primarily of amounts related to the repayment of debt that occurred in December following the convertible senior note issue.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of Canadian Pacific Limited (“CPL”) into five separate public companies pursuant to the plan of arrangement (the “Arrangement”) on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

Net interest expense of $34 million was up from $19 million in 2002. The majority of this increase relates to the $136 million acquisition of The Fairmont Orchid, Hawaii in late 2002, which was financed through drawings on our credit facilities. Additionally, the $65 million in debt assumed on the acquisition of The Fairmont Copley Plaza Boston also increased interest expense in the year.

Income Tax Expense (Recovery)

We experienced a net income tax recovery of $12 million in 2003 compared to an income tax expense of $36 million in 2002. During the second quarter of 2003, we reached a favorable settlement regarding pre-reorganization tax

Management’s Discussion and Analysis 27	2003 ANNUAL REPORT

Results of Operations (cont’d)

issues. As a result of this settlement, a $24 million tax liability that had been previously accrued was no longer required. Excluding the impact of this recovery and the $9 million of uninsured costs related to hurricane damage in Bermuda, a non-taxable jurisdiction, our 2003 effective tax rate was 26.8% compared to 27.2% in 2002.

Foreign Exchange

Average Canadian dollar exchange rates appreciated approximately 12% over 2002 and at the end of 2003, were approximately 22% higher than at the end of 2002. Although this appreciation had little impact on net income, it did have a significant impact on some of our reported financial results as a significant portion of our operations are conducted in Canada.

     The appreciation of the Canadian dollar impacts us in several ways:

•	A significant portion of revenues and EBITDA from hotel ownership operations are generated by our Canadian operations thereby improving operating results

•	A significant portion of our management and corporate expenses are incurred in Canadian dollars reducing EBITDA and EBITDA margins

•	Potential for lower demand at hotels in Canada due to increased prices for foreign travelers and the potential for Canadian travelers to travel outside the country

Impact of Canadian Dollar Appreciation in 2003

(in millions, except per share data)
Operating revenues	$30.2

EBITDA	$4.2
Interest	(1.0)
Amortization	(3.0)
Income taxes	–

Net income impact	$0.2

EPS impact	$0.00

2002 vs. 2001

The year 2002 was also challenging for the hospitality industry. The effects of September 11 slowly dissipated, however, the realities of a weak world economy continued to suppress lodging demand. Despite these challenges, our geographical diversity and balanced customer mix helped us to overcome the effects of a weak U.S. economy better than most of our competitors. In particular, strength in the leisure segment and having several of our owned hotels located in areas that are considered to be safe travel destinations minimized the impact of prolonged weakness in corporate demand. Although weakness persisted in the U.S. city center markets, we manage but do not own the majority of these properties. As such, they generate a very small portion of our overall revenues.

Hotel Ownership Operations

Revenues from hotel ownership operations were $517 million in 2002, up $27 million, or 5.5% from the prior year. Despite a sluggish global economy, continued demand from the leisure segment boosted results. Revenues from this segment were up approximately 8% over 2001 on a same store basis, excluding recent acquisitions. Revenues from U.S. and International hotels were $308 million in 2002, an increase of $26 million, or 8.9% compared to 2001. This increase was due in large part to improved results at the recently renovated Bermuda hotels as well as a full year’s results from The Fairmont Kea Lani Maui, which was acquired in February 2001. The renovation program in Bermuda allowed The Fairmont Southampton and The Fairmont Hamilton Princess to increase ADR from both leisure and business travelers, while also improving occupancy. Revenues at the Canadian properties were up $1 million from 2001 to $209 million as strong results from The Fairmont Banff Springs and The Fairmont Jasper Park Lodge offset a decline in revenues following the disposition of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001.

     RevPAR at the Comparable Hotels declined 1.3% in 2002, primarily from a lower ADR generated at the U.S. and International hotels. Although demand for leisure travel was strong, demand for corporate travel was soft during the year, which lead to price competition. This impacted ADR and the desired business mix at some of our resorts. EBITDA from our hotel ownership operations of $143 million in 2002 was up $17 million, or 13.7%, from $126 million in 2001. Hotel ownership expenses were impacted by significantly higher insurance premiums as well as higher property tax and energy costs. These increases were offset by the impact of approximately $4 million in cost savings that were not expected to repeat. The U.S. and International properties generated EBITDA

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 28

Owned Hotels & Resorts

Year Ended December 31	2002	2001	Variance
Worldwide
RevPAR	$112.69	$114.14	-1.3%
ADR	180.93	185.11	-2.3%
Occupancy	62.3%	61.7%	0.6 points

Canada
RevPAR	$95.14	$94.15	1.1%
ADR	145.16	145.77	-0.4%
Occupancy	65.5%	64.6%	0.9 points

U.S. and International
RevPAR	$138.02	$143.07	-3.5%
ADR	239.69	249.17	-3.8%
Occupancy	57.6%	57.4%	0.2 points

Exclusions: The Fairmont Hamilton Princess (renovations); The Fairmont Southampton (renovations); The Fairmont Pierre Marques (renovations); The Fairmont Orchid, Hawaii

Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR’s operating statistics on a pro forma basis as if owned since January 1, 2001.

of $69 million in 2002, up 9.3% from 2001. This increase was due in large part to a $9 million increase in EBITDA generated by the recently renovated Bermuda resorts. The EBITDA margin at the U.S. and International properties increased to 22.5% from 22.2% in 2001. EBITDA at the Canadian hotels and resorts was $63 million during 2002, an increase of $11 million from 2001. This increase was mainly the result of strong performance at the properties located in Banff and Jasper National Parks as well as one-time cost reductions that have not repeated.

     EBITDA from hotel ownership operations also included $11 million of income from investments, unchanged from 2001. The equity investment in Legacy contributed $6 million of EBITDA in 2002 versus $7 million in 2001.

Real Estate Activities

During 2002, we disposed of a real estate interest in Bermuda, two blocks of land at the Coal Harbour site in Vancouver and completed our first disposition of the Toronto Southtown lands. Real estate activities generated EBITDA of $12 million in 2002, up from a loss of $2 million in 2001. Total cash proceeds generated by the sale of land in 2002 were $35 million.

Management Operations

Fairmont

In 2002, revenues under management of $1.3 billion were up 5.1% from 2001. Revenue improvements at the U.S. and International resort destinations as well as the addition of several new management contracts outpaced declines at some of the U.S. city center markets.

     Fairmont earned fee revenues of $41 million in 2002 versus $40 million in 2001, a 3.5% increase. Fee revenues included $17 million from our owned properties in 2002 versus $16 million in 2001. Base revenues were $2 million higher, however, reduced incentive fees offset this improvement. Incentive fees were $4 million in 2002 and accounted for 9.0% of Fairmont’s total management fee revenues, versus 10.8% in 2001. Lower revenues under management at many U.S. city center hotels resulted in incentive fee thresholds not being met in 2002 that had been reached in the past.

     For the Fairmont portfolio of Comparable Hotels, RevPAR decreased 2.0% in 2002. The greatest component of the decline in RevPAR occurred at the U.S. and International hotels, where RevPAR was down 6.7%. Although occupancy at these hotels was only slightly lower than 2001, ADR suffered as a result of rate pressures caused by shorter booking lead times as well as temporary

Management’s Discussion and Analysis 29	2003 ANNUAL REPORT

Results of Operations (cont’d)

Fairmont Managed Hotels

Year Ended December 31	2002	2001	Variance
Worldwide
RevPAR	$105.37	$107.48	-2.0%
ADR	162.04	167.55	-3.3%
Occupancy	65.0%	64.1%	0.9 points

Canada
RevPAR	$86.63	$84.15	2.9%
ADR	127.41	128.43	-0.8%
Occupancy	68.0%	65.5%	2.5 points

U.S. and International
RevPAR	$130.45	$139.78	-6.7%
ADR	213.64	224.57	-4.9%
Occupancy	61.1%	62.2%	-1.1 points

Exclusions: The Fairmont Hamilton Princess (renovations); The Fairmont Southampton (renovations); The Fairmont Pierre Marques (renovations); The Fairmont Dubai; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.

Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR’s operating statistics on a pro forma basis as if owned since January 1, 2001.

adjustments to the business mix in order to maximize operating results. RevPAR at the Canadian properties was up 2.9%. Increased occupancy levels drove this improvement in large part on the strength of the leisure segment. ADR was slightly lower than 2001, however, when measured in Canadian dollars, ADR increased by 0.9%.

     Fairmont reported EBITDA of $30 million in 2002, up 14.4% from $26 million earned in 2001. As a result, EBITDA margin increased to 72.8% from 65.9% in 2001.

Delta

Revenues under management decreased to $312 million in 2002, down $6 million or 1.8% from 2001, however, management fee revenues of $11 million in 2002, were up 9.6% from 2001. This improvement relates primarily to increased incentive management fees and a one-time payout from a managed property. Incentive fees were $1 million in 2002 and accounted for 11.8% of total management fee revenues, up from 9.6% of total management fee revenues in 2001.

     Comparable Hotel RevPAR was down 1.2% almost exclusively due to currency fluctuations. When measured in Canadian dollars, Delta’s RevPAR was up 0.5% over 2001.

     EBITDA from Delta’s management operations was $8 million in 2002, up 6.6% from 2001. EBITDA margin remained relatively constant at 71.1% versus 73.1% in 2001.

Delta Managed Hotels

Year Ended December 31	2002	2001	Variance
RevPAR	$53.84	$54.49	-1.2%
ADR	85.23	84.08	1.4%
Occupancy	63.2%	64.8%	-1.6 points

Exclusions: Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 30

Other Items

Revenues and Expenses from Managed and Franchised Properties

Revenues from managed and franchised properties were $28 million and $29 million in 2002 and 2001, respectively, while other expenses from managed and franchised properties were $29 million and $32 million for 2002 and 2001, respectively. These amounts reflect the expenditure and recovery of amounts paid for marketing, reservation and other services that the Company provides on a cost recovery basis under the terms of its management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties.

Amortization

In 2002, amortization was $52 million compared to $51 million in 2001. The increase was consistent with the growth of both management and ownership operations over the past two years.

Other (Income) Expenses

Other income in 2002 consists primarily of the favorable settlement of previously accrued amounts related to the Arrangement.

Reorganization and Corporate Expenses

Reorganization costs related to the reorganization of CPL while corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001.

Interest Expense, Net

The decrease in interest charges during 2002 reflects the repayments of debts as part of the Arrangement.

Discontinued Operations

The amounts shown as discontinued operations in 2001 represent operating results from the four companies of CPL until October 1, 2001. As part of the Arrangement, these companies were distributed to shareholders on October 1, 2001.

Income Tax Expense (Recovery)

Income tax expense was $36 million in 2002, versus an income tax recovery of $100 million in 2001. In 2002, our marginal tax rate was 27.2%, which was reflective of our geographic income composition. One-time items related to the Arrangement significantly impacted the tax recovery realized in 2001.

Quarterly Results

2003
	First	Second	Third	Fourth
(in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Total
Total revenues	$174.9	$181.9	$188.6	$146.0	$691.4
EBITDA	42.2	43.4	46.9	9.9	142.4
Net income (loss)	12.5	40.1	11.6	(13.5)	50.7

Basic earnings (loss) per share
Income (loss) from continuing operations	0.16	0.51	0.15	(0.17)	0.64
Net income (loss)	0.16	0.51	0.15	(0.17)	0.64

Diluted earnings (loss) per share
Income (loss) from continuing operations	0.16	0.50	0.15	(0.17)	0.63
Net income (loss)	0.16	0.50	0.15	(0.17)	0.63

Management’s Discussion and Analysis 31	2003 ANNUAL REPORT

Quarterly Results (cont’d)

2002
	First	Second	Third	Fourth
(in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Total
Total revenues	$148.9	$157.6	$179.5	$132.3	$618.3
EBITDA	38.1	53.2	74.2	32.8	198.3
Net income	13.6	28.9	39.0	11.0	92.5

Basic earnings per share
Income from continuing operations	0.17	0.37	0.50	0.14	1.18
Net income	0.17	0.37	0.50	0.14	1.18

Diluted earnings per share
Income from continuing operations	0.17	0.36	0.49	0.14	1.16
Net income	0.17	0.36	0.49	0.14	1.16

     Due to the seasonal nature of the hotel business, results are not expected to be consistent throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. Due to the impact of world events including SARS, demand during the second and third quarters of 2003 was lower than historical levels, particularly at our Canadian resort properties. As it is impossible to predict such events, we believe that quarter-to-quarter comparisons of our results of past operations are not necessarily meaningful and should not be relied upon as any indication of future performance.

Liquidity and Capital Resources

Capitalization

	2003	2002
Cash	$31.7	$49.0

Current debt(1)	$117.8	$72.3
Long-term debt	539.8	463.2

	657.6	535.5

Shareholders’ equity
Convertible notes(2)	19.2	–
Common share equity(3)	1,526.7	1,399.3

	1,545.9	1,399.3

Total capitalization	$2,203.5	$1,934.8

Debt to total capitalization ratio	29.8%	27.7%
Debt to total asset ratio	26.3%	24.1%
Interest coverage(4)	5.2x	9.7x

(1)	Includes $69 million related to the put option held by the minority shareholder of Fairmont
(2)	Amount of $270 million convertible notes related to conversion feature
(3)	Includes contributed surplus, foreign currency translation adjustments and retained earnings
(4)	Calculated as EBITDA divided by annual interest payments on debts outstanding at December 31st

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 32

Liquidity and Capital Resources (cont’d)

Capitalization

FHR’s consolidated net borrowing position increased to $626 million at December 31, 2003, up $139 million from the beginning of the year. Net borrowings in 2003 were relatively unchanged from the prior year, with the exception of the $65 million mortgage that was assumed with the acquisition of the remaining 50% of The Fairmont Copley Plaza Boston and the appreciation of Canadian dollar denominated debts. In 2002, net borrowings increased to finance the acquisitions of The Fairmont Orchid, Hawaii, the 20% minority interest in The Fairmont Sonoma Mission Inn & Spa, and 6.5 million units of Legacy. Of our total debt, approximately 58% is at fixed rates of interest.

Cash Flows

Cash generated by operations in 2003 of $109 million was down from $141 million in 2002 on lower earnings generated by our hotel ownership and management operations. Real estate activities generated $27 million in cash during 2003, up from $18 million in 2002. In 2004, we expect this segment to generate cash flows in the range of $12 million.

     Working capital levels were virtually unchanged from 2002. We continue to aggressively manage our accounts receivable balances and feel that our current levels of working capital are adequate to fund operations on an ongoing basis.

     In 2004, we expect cash generated from operations to rebound to levels realized in 2002 and intend on using these funds to finance capital expenditures at our owned hotels, vacation ownership projects, dividends and, in combination with our debt facilities, to obtain additional management contracts or provide equity for selective investments and acquisitions.

Cash Flows

(in millions)	2003	2002	2001
Inflows
Funds generated from operations(1)	$109.2	$151.9	$(166.0)
Change in working capital	(0.3)	(10.5)	(23.7)

Cash generated from (used in) operations	108.9	141.4	(189.7)
Sale of investments and properties	–	–	202.7
Other	–	–	44.2

Total inflows	$108.9	$141.4	$57.2

Outflows
Additions to property and equipment	$(87.2)	$(84.3)	$(121.8)
Acquisitions and investments	(19.7)	(182.7)	(291.2)
Repurchase (issuance) of common shares, net(2)	(15.8)	(68.5)	43.6
Redemption of preferred shares	–	–	(144.8)
Dividends	(4.8)	(3.2)	(122.8)
Other	–	(1.0)	–

Total outflows	$(127.5)	$(339.7)	$(637.0)

Net borrowing (repayment of debt)	1.3	194.5	(1,049.5)

Effect of exchange rates on cash balances	–	0.1	(8.1)

Decrease in cash(1)	$(17.3)	$(3.7)	$(1,637.4)

(1)	Excludes discontinued operations
(2)	Net share issuance in 2001 relates to the overall reorganization of CPL and offsets outflows related to the Arrangement

Management’s Discussion and Analysis 33	2003 ANNUAL REPORT

Liquidity and Capital Resources (cont’d)

2003 Profit-Enhancing Projects

The Fairmont Chateau Lake Louise	Construction of an 18,000 square foot meeting facility and 81 new guestrooms (through April 2004) Addition of the Fairmont Gold product
The Fairmont Banff Springs	Spa expansion and refurbishment
The Fairmont Copley Plaza Boston	Guestroom renovations (two-thirds of hotel)
The Fairmont Royal Pavilion	Guestroom renovations (resulted in closure of resort for five months during low season)
The Fairmont Kea Lani Maui	Guestroom renovations
The Fairmont Orchid, Hawaii	Refurbishment and expansion of the spa Addition of the Fairmont Gold product Restaurant renovations
The Fairmont Hamilton Princess	Guestroom renovations
The Fairmont Acapulco Princess	Guestroom renovations
The Fairmont Pierre Marques	Redesign of the golf course

     FHR’s net expenditures on profit-enhancing and upgrade capital expenditures totaled $88 million in 2003, up $4 million from 2002. These expenditures were principally directed to upgrade capital and profit-enhancing projects at its owned luxury resort properties. Amounts related to the reconstruction in Bermuda after Hurricane Fabian are not included as they are covered by insurance.

     Expenditures in 2003 on acquisitions and investments consisted primarily of the issuance of notes receivable to third party owners. These amounts were advanced under agreements entered into when we secured management contracts at The Fairmont Sonoma Mission Inn & Spa and The Fairmont Olympic Hotel, Seattle. In 2002, we acquired The Fairmont Orchid, Hawaii to further expand our presence in the Hawaiian marketplace. Expenditures in 2001 related to the acquisitions of The Fairmont Kea Lani Maui, a 50% interest in The Fairmont Copley Plaza Boston and the remaining 51% ownership interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay. These acquisitions were partially financed through the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy in February 2001.

     In October 2002, we obtained regulatory approval to purchase for cancellation approximately 7.8 million, or 10% of our common shares, within a twelve-month period ending October 2, 2003. We purchased 747,100 shares for cancellation at an average price of $22.55 under this plan in 2003. Since October 2001, we have purchased a total of 4,313,700 shares under various share buyback programs at an average price of $23.14. We obtained regulatory approval to renew this program for another 12-month period ending October 7, 2004. During this time, we may purchase for cancellation up to approximately 3.9 million, or 5% of our common shares. As at December 31, 2003, no additional shares were repurchased under this program.

     In December 2003, we issued $270 million of convertible senior notes for net proceeds of $263 million. The 20-year notes bear interest at a fixed rate of 3.75% and were used primarily to reduce borrowings under our credit facility that paid interest at floating rates of approximately 5.2% at December 31, 2003. Based on the terms of these notes, it is likely that they will either be redeemed by holders, called by the Company in January 2009 or converted into common shares prior to that date.

Liquidity

We use cash from operations, debt facilities and equity financing to make equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios and to fund capital improvements and operating requirements at our owned hotels. In the event of a temporary shortfall in cash, we will draw on our existing credit facilities. We believe that cash on hand, available credit facilities, expected cash flow from operations and the sale of certain stabilized assets, when combined with the access to debt and equity markets, will be adequate to allow us to finance all normal operating requirements and additional funds required to achieve our growth objectives.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 34

Contractual Obligations

	Payments Due by Period
(in millions)	Total	<1 Year	1- 3 Years	4-5 Years	After 5 Years
Long-term debt	$657.6	$117.8	$181.3	$70.1	$288.4
Operating leases	110.1	13.8	24.9	21.1	50.3
Purchase obligations	26.5	26.5	–	–	–
Other long-term obligations	85.1	12.9	30.5	11.7	30.0

Total	$879.3	$171.0	$236.7	$102.9	$368.7

     Our ability to rely on cash generated by operations was evident in 2003 when, despite the extremely challenging operating environment, funds generated from operations were able to fund our 2003 capital expenditures and the net repurchase of $16 million in common shares.

     At December 31, 2003, our primary sources of contractual obligations consisted of amounts drawn on bank facilities as well as mortgages owing. We have bank facilities totaling Cdn$453 million consisting of an unsecured Cdn$400 million three-year revolving facility and an unsecured Cdn$53 million term loan. A total of Cdn$53 million was advanced under these facilities as at December 31, 2003. At December 31, 2003, letters of credit totaling $59 million were also issued against our lines of credit. These facilities expire in September 2004. Additionally, Fairmont has a $100 million, 364-day operating line, of which $50 million was outstanding at December 31, 2003.

     Based upon current plans, we expect spending on upgrade capital and profit-enhancing projects to be in the range of $90 – $100 million. We expect to spend approximately $40 million in upgrade capital, $45 – $55 million on profit-enhancing projects and the remainder on corporate and technology capital. These amounts do not include costs related to the repairs in Bermuda as such costs are covered by insurance. Capital spending in 2004 will be funded primarily from cash flow from operating activities. In addition, we have other assets consisting of restricted cash balances totaling $2 million that are to be used towards capital expenditures at certain of our owned hotels.

     In addition to spending on capital projects, we may also acquire additional management contracts and investments in hotel ownership interests. Depending on size, these expenditures would be funded through cash from operations, drawings on our credit facilities or the issuance of additional common shares.

Capital Resources

Cash from operations

Our operations typically generate free cash flow exceeding cash required to fund capital expenditures. These funds are the most typical source of financing the expansion of our operations and paying dividends to shareholders.

Lines of Credit

We have various lines of credit available to finance temporary shortfalls in cash resulting from business seasonality and the timing of large profit-enhancing projects. Such funds may also be used to provide short-term bridge financing in the event of an acquisition.

2004 Profit-Enhancing Projects

The Fairmont Chateau Lake Louise	Completion of the 18,000 square foot meeting facility and 81 new guestrooms (through April 2004) Addition of the Fairmont Gold product
The Fairmont Copley Plaza Boston	Creation of a Fairmont Gold lounge Guestroom renovations (remaining one-third of hotel) Upgrades to public areas
The Fairmont Kea Lani Maui	Upgrades to villas
The Fairmont Orchid, Hawaii	Phase II of spa refurbishment and expansion
The Fairmont Acapulco Princess	Construction of a new golf clubhouse

Management’s Discussion and Analysis 35	2003 ANNUAL REPORT

Liquidity and Capital Resources (cont’d)

Contractual Commitments

	Commitment Expiration per Period
(in millions)	Total	<1 Year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit(1)	$59.4	$59.4	$–	$–	$–
Guarantees	11.9	11.9	–	–	–
Other contractual obligations	7.0	7.0	–	–	–

Total	$78.3	$78.3	$–	$–	$–

(1)	FHR typically issues letters of credit against its lines of credit.

     At December 31, 2003, we had Cdn$400 million available under our facilities, however, our ability to utilize the full amount may be restricted if certain financial covenants are not achieved. In the first quarter of 2004, we plan on arranging a new credit facility in the amount of $350 – $400 million to replace our existing credit facility, which expires in the third quarter of 2004. In addition, at December 31, 2003, Fairmont had $50 million available under its credit facility. We do not anticipate that covenants on our credit facilities will impair our ability to fund our anticipated requirements.

Issuing additional equity securities

FHR is listed on both the Toronto Stock Exchange and the New York Stock Exchange, which gives the Company the ability to raise additional equity through the issuance of additional common shares, preferred shares or other such equity instruments. The ability to raise equity on desirable terms is dependent on market conditions.

Issuing additional debt

We typically use new debt financing to refinance existing debt or to finance significant acquisitions. We feel that our conservative debt to total asset ratio of 26.3% affords us the ability to further leverage our assets at reasonable rates of financing. This would be accomplished through mortgaging properties or by issuing other types of debt instruments, such as the convertible senior notes issued in December 2003. The ability to secure debt financing at reasonable terms is ultimately dependent on market conditions and the lender’s determination of our creditworthiness.

Tax assets

We retained significant tax assets as a result of the Arrangement, including substantial operating and capital losses. At December 31, 2003, we had approximately $318 million in operating losses and $396 million in capital losses available to us. By using these losses, taxes payable on income generated by our hotel operations and real estate activities is lowered significantly.

Common Share Data

Common Shares Outstanding at December 31

(in thousands)	2003	2002
Common shares outstanding	79,106.3	78,779.6
Potential issuance of common shares:
Options issued to directors and employees	3,587.8	3,586.9
Conversion of convertible senior notes (conversion price $37.73)	7,156.1	–

     We issued one million shares in February 2003 for the acquisition of the remaining 50% of The Fairmont Copley Plaza Boston. In 2002, we entered into a share exchange with a subsidiary of Kingdom Hotel (USA) Ltd. (“Kingdom”) to acquire their 16.5% share of Fairmont in exchange for 2,875,000 common shares of FHR.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 36

Transactions with Legacy

We manage Legacy’s hotels and provide strategic leadership and day-to-day administrative services to Legacy. All agreements with Legacy are based on what is believed to be fair market value and must be approved by a majority of the independent trustees of Legacy. A detailed listing of transactions with Legacy is found in note 23 of the consolidated financial statements on page 77.

Advisory Agreement

Fairmont provides operational and administrative services to Legacy and advises its trustees regarding major decisions. In return for these services, we are entitled to an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy and a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy. The acquisition or disposition fees are waived on any transactions between FHR and Legacy. This agreement expires in February 2009.

Management Agreements

We have entered into various long-term management contracts with Legacy to manage its hotels. Pursuant to these management agreements, we are entitled to a base management fee and an incentive management fee. Base management fees typically range from 2.75% to 3.0% of total hotel revenues and the incentive fee is calculated based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve, in excess of a threshold amount. In addition, the incentive fee for the hotels transferred to Legacy in 1997 (the “Initial Portfolio”) is calculated based on both the profitability of each of the hotels as well as the overall profitability of the Initial Portfolio.

     We also provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services to Legacy for which we are reimbursed on a cost recovery basis in accordance with the management agreements.

Strategic Alliance Agreement

We have entered into a strategic alliance agreement with Legacy to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. This agreement expires in February 2009.

Recent Transactions with Legacy

In August 2003, we entered into a long-term, incentive-based management contract for The Fairmont Olympic Hotel, Seattle. In connection with Fairmont securing the management contract on this property and another under a similar arrangement relating to The Fairmont Washington, D.C., we have agreed to pay an aggregate amount of $18 million over a three-year period. These transactions were recorded at the exchange value, which is the amount established and agreed to with Legacy.

     In connection with the above transactions, we have entered into reciprocal loan agreements with Legacy totaling $87 million. These loan agreements mature between October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or the Company does not make its required interest or principal payments, the other party is not required to make its payment either. The loans meet all the requirements for a right of setoff and as such are not included in our consolidated financial statements.

     We have also acquired a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of $11 million. This loan is due in July 2006 and bears interest at the same rate as the lender. In addition, we have a note receivable from Legacy totaling $9 million bearing interest at the bankers’ acceptance rate plus 2.75%. Legacy must repay this amount by July 31, 2004.

Transactions with Other Related Parties

We have entered into management agreements with other related parties that are primarily managed hotels in which we own a minority interest. These managed hotels include, Fairmont Le Manoir Richelieu, The Fairmont Hotel Newfoundland, The Fairmont Sonoma Mission Inn & Spa, Fairmont Tremblant, Delta Vancouver Suites and Delta Sun Peaks Resort. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which reflects fair market value.

Management’s Discussion and Analysis 37	2003 ANNUAL REPORT

Critical Accounting Policies and Estimates

Our significant accounting policies are found in note 2 of the consolidated financial statements beginning on page 52. The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. We base our estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of our control. These estimates and assumptions are evaluated on a periodic basis. We believe the following critical accounting policies involve our more significant judgements and estimates used in the preparation of its consolidated financial statements.

Property and Equipment

Due to the relatively large proportion of property and equipment relative to total assets, the selections of the method of amortization and length of amortization period could have a material impact on the amortization expense recorded and the net book value of property and equipment. We amortize property and equipment on a straight-line basis over its estimated economic life, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options to extend the lease, and the economic life of the building. If the estimated economic lives of all property and equipment were to be decreased by one year, amortization expense recorded in 2003 would have increased by approximately $3 million. Such a change in estimate would have very little impact on FHR’s financial condition since key financial stakeholders such as lenders do not typically rely on the historical cost of property and equipment.

     We feel that both the straight-line method and sinking fund method are both appropriate measures of amortization given the nature of the underlying assets and the capital replacement reserve policy, which requires that approximately 5% of each hotel’s annual revenues be directed towards its capital maintenance. FHR has selected the straight-line method of amortization in order to be in compliance with both Canadian and U.S. GAAP.

     Each hotel is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment in value will be recorded if the projected undiscounted future cash flows from the hotel exceed the net book value of the property and equipment. Future cash flows are forecasted on a property specific basis based on historical results and recent trends or events that may impact a property’s future performance including new hotel supply, changes in travel patterns and general economic conditions. We feel that it is unlikely that any future impairment will be necessary given the quality and carrying value of its assets.

Goodwill and Intangible Assets

Goodwill impairment tests are performed on an annual basis and in certain circumstances between annual tests for each reporting unit, which are the operating segments as described in note 3 of the consolidated financial statements. These tests are based on a fair market value analysis of the various reporting units, which use such methods as undiscounted cash flow projections and peer comparisons of earnings multipliers. Based on our current operations, we feel that it is unlikely that any future goodwill impairment will be required. At the most recent testing date, no impairment would have been required based on the low end of our valuations. However, in response to unanticipated changes in industry and market conditions, we may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill. In the event that such an impairment was required, we would record the impairment in other expenses.

     We also evaluate the carrying value of management contracts and brand name on an annual basis to determine whether such costs will be recovered from the projected future revenue streams on an undiscounted basis. The estimation of future revenue streams is based on the same factors used to analyze goodwill and property and equipment. Any impairment loss would be expensed in the consolidated statement of income. Based on the terms of our management contracts, their carrying values and the quality of the underlying assets, we believe that the potential for future impairment is unlikely.

Income Taxes

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in the consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 38

interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, substantively enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods.

     Over the past several years, there have been numerous changes to income taxation rates in jurisdictions in which we operate. These changes have reduced our effective tax rate and the resulting income tax expense and future income tax liabilities. A 1% increase in our overall effective tax rate would increase income tax expense by approximately $2 million, which relates primarily to the revaluation of future income tax assets and liabilities.

     FHR has approximately $318 million of non-capital tax loss carry forwards and $396 million of capital tax loss carry forwards available. We expect the Company will be able to utilize the vast majority of its non-capital loss carry forwards prior to their expiration and have recorded a future tax asset for virtually all such loss carry forward balances. In the event that future earnings do not meet our projections, it may be necessary to write down this amount. Currently, we expect that these losses will be used over the course of the next four to five years. A future tax asset has not been established for most of the capital loss carry forward amounts due to the significant uncertainty as to the timing of their utilization. We expect that the majority of these amounts will be used through our real estate activities or otherwise. Capital losses do not expire.

     Although the estimates used to derive our future tax liabilities under Canadian GAAP can have a significant impact on net income and earnings per share, they do not impact our operations, as the net income tax expense reported on the consolidated statement of income does not reflect the actual income tax amounts that we are required to pay due to the utilization of tax loss carry forward balances and timing differences in the recognition of revenues and expenses for tax purposes.

Employee Future Benefits

We have defined benefit pension plans for certain employees and also provide relatively insignificant other post retirement benefits. There are several assumptions required for the calculation of defined benefit pension plan liabilities or surpluses and the current year’s pension expense. These include the expected return on plan assets, the discount rate on the projected benefit obligation and the expected rate of future compensation increases. An expected rate of return on plan assets of 7.5% is used based on the plans’ asset allocations and historic results. We feel this long-term rate of return is reasonable based on our current investment policies and that it will be achieved over the life of the plan. The discount rate used to calculate the projected benefit obligation is based on the market interest rate at December 31, 2003 of AA corporate bonds with an effective duration equal to that of the expected payments to retirees. Over the past four years, our weighted-average discount rate has dropped from 6 3/4% to 6%. It is difficult to accurately quantify the impact of changes in the discount rate as it impacts the valuations of pension liabilities and pension plan assets. Changes to these estimates impact our hotel ownership and hotel management segments as the pension liability and expense are allocated to these segments.

     As of December 31, 2003, we estimate that our consolidated pension plan deficit is $14 million and that we have total pension obligations of $103 million. We do not expect to have significant future cash outflows related to mandatory funding requirements for our obligations under these plans or that this deficit will have any impact on our operations or financial condition.

Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims and environmental matters. We conduct a thorough analysis of all potential legal claims on a regular basis and provide for such potential claims when the expected loss is both probable and can be reasonably estimated. The possibility exists that additional expenditures that have not been accrued for may be required to defend against or remedy potential legal action against the Company.

Management’s Discussion and Analysis 39	2003 ANNUAL REPORT

Changes in Accounting Policies

In 2003, we adopted several new standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes to our accounting policies are found in note 2 of the consolidated financial statements beginning on page 52.

Long-lived Assets

Effective January 1, 2003, we adopted the new CICA recommendations with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This standard is effective for fiscal years beginning on or after April 1, 2003 and is to be applied prospectively. Early adoption of this standard was permissible and we elected for early adoption to eliminate any potential differences between Canadian GAAP and U.S. GAAP. Adoption of this new standard did not have an impact on our financial position, results of operations, cash flows or on our business operations.

     Also on January 1, 2003, we adopted the new accounting standards relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale will now be classified as held for sale. This standard is effective prospectively for disposal activities initiated on or after May 1, 2003 with early adoption encouraged. We elected for early adoption to eliminate any potential differences between Canadian GAAP and U.S. GAAP. Adoption of this new standard did not have an impact on our financial position, results of operations, cash flows or on our business operations.

Asset Retirement Obligations

Effective January 1, 2003, we adopted the new recommendations with respect to accounting for asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This standard is effective for fiscal years beginning on or after January 1, 2004 and early adoption is permissible. We elected for early adoption to eliminate any potential differences between Canadian GAAP and U.S. GAAP. Adoption of this new standard resulted in an increase to other liabilities of $0.7 million, property and equipment of $0.3 million and amortization expense of $0.4 million. The adoption of this standard did not have a material impact on our operations.

Stock-based Compensation

Effective January 1, 2003, we prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value method for stock options granted in 2003 and onwards. This new standard is effective for fiscal years beginning on or after January 1, 2004 with early adoption encouraged. Under the amendments to this standard, we had the choice of applying these changes prospectively or retroactively. Adoption of this new standard resulted in expenses increasing by $0.4 million and did not have a material impact on our operations.

Vacation Ownership

We have recently developed a vacation ownership product and have adopted accounting policies surrounding this business that are based on FAS 66 Accounting for Sales of Real Estate, a U.S. GAAP pronouncement.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the web site of the Accounting Standards Board of Canada at www.acsbcanada.org.

Hedging Relationships

In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. This guideline is applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. Early adoption is permissible, however, we will be implementing this guidance in 2004. The adoption of this accounting guidance will not have a material impact on either the presentation of our financial statements or on how we operate.

FAIRMONT HOTELS & RESORT INC.	Management’s Discussion and Analysis 40

Pending Accounting Policy Changes (cont’d)

Variable Interest Entities

The CICA has recently issued a guideline on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires us to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity that is structured such that:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either a direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns.

     A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.

     This guideline is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. We are currently in the process of identifying any potential impact on our financial statements and are planning on implementing this standard in the first quarter of 2004. We are adopting this standard early to minimize potential differences between Canadian GAAP and U.S. GAAP. This guideline could result in the consolidation of managed hotels and the deconsolidation of any subsidiary where we determine that the Company is not the primary beneficiary. Due to the complexities and lack of guidance surrounding this guideline, we have not yet quantified the impact this standard will have on our financial statements and have therefore been unable to determine if it will have any potential impact on our business operations.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

The CICA has issued new accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003 and early adoption is permissible. We will begin to follow these new standards starting in 2004 but believe that we are already in full compliance with these standards.

Disclosure and Presentation of Financial Instruments

The CICA is currently in the process of amending requirements concerning the balance sheet presentation of financial instruments, or their components, as liabilities or equity. As part of this project, the CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment is effective for periods ending on or after November 1, 2004 with early adoption encouraged. We will be implementing this change starting in 2005 and it is not expected to impact our financial statements.

Risks and Uncertainties

This section describes the major risks associated with our operations that could cause reported financial information to not necessarily be indicative of future operating results. The order in which these risks are listed does not necessarily indicate their relative importance. If any event arising from these risks were to occur, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Our operations are subject to adverse factors generally encountered in the lodging industry.

We manage and own hotels in both the luxury and first-class segments of the lodging industry. This subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

•	cyclical downturns arising from changes in general and local economic conditions;

•	varying levels of demand for rooms and related services caused by changes in popular travel patterns;

•	the financial condition of the airline industry and the resulting impact on air travel;

•	periodic local oversupply of guest accommodations, which may adversely affect occupancy rates and actual room rates achieved;

•	competition from other luxury and first-class hotels and resorts;

•	the impact of increases in local taxes;

•	the impact of internet intermediaries on pricing;

•	the recurring need for the renovation, refurbishment and improvement of hotel and resort properties;

Management’s Discussion and Analysis 41	2003 ANNUAL REPORT

Risks and Uncertainties (cont’d)

•	changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

•	the availability of financing for operating or capital requirements;

•	seasonal variations in cash flow; and

•	other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

     The effect of these factors on the Company varies on a hotel-by-hotel basis depending on its geographic location and whether we own or manage the property.

The lodging industry is subject to significant regulation.

We are subject to numerous laws and regulations in all of the jurisdictions in which we operate, including those relating to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees and work permits. Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of all required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses. Changes or concessions required by regulatory authorities could also involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

     Under the United States’ Americans with Disabilities Act (“ADA”) and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner, however, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.

As the current or previous owner or operator of certain hotels, we could also be liable for the clean up of contamination and other corrective actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response. The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner’s ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as a collateral. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by us. As the manager or owner of various hotels, we could be held liable for the cost of remedial action with respect to environmental matters.

     Environmental laws require abatement or removal of certain asbestos-containing material (“ACM”) in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage ACM in many of our hotels.

     Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and may also face broader environmental liability under common law. We are presently not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or had previously managed or owned, but such liabilities may exist and may be material.

     Each year, every property, whether managed, franchised or owned, is required to complete an environmental questionnaire which covers such items as the training of employees in the handling and disposal of hazardous materials, whether there have been any environmental incidents and, if so, the remedial action taken, as well as environmental initiatives introduced by the hotel. This questionnaire also identifies any new laws or regulations being imposed by local, state or provincial governments and a property’s proposed response to such laws or regulations. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or have previously managed or owned.

FAIRMONT HOTELS & RESORT INC.	Management’s Discussion and Analysis 42

Real estate investments are subject to numerous risks.

We own and lease hotels and are therefore subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Governments can, under eminent domain laws, expropriate or take real property for less compensation than an owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner. Further, any additional properties we acquire may be subject to the same risks. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be adversely affected. Further, any additional properties acquired will be subject to the same risks.

World events have had an impact on our industry.

Various events including war, international conflicts, terrorism and contagious illness outbreaks (such as SARS), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent world events have negatively impacted the lodging industry and have had an adverse impact on our results of operations and financial condition. The continued weakness of the lodging industry, or future world events, could have a material adverse impact on our results of operations, financial condition and cash flow.

There is a great deal of competition in the lodging industry.

There is intense competition between the operators of both luxury and first-class hotels for guests, to secure new management contracts and to acquire hotels. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the range and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties.

     We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effects of reducing the number of suitable investment opportunities available to us and increasing our cost to acquire investments.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.

Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners subject to the terms of each property’s management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests that, if not met or remedied, could allow a contract to be terminated by the owner prior to the expiration of its term. Failure to maintain the standards specified in the contract or to meet the other terms and conditions of a contract could result in the loss or cancellation of a management contract. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination payout upon cancellation of the contract.

     In many jurisdictions, in the event of bankruptcy or insolvency proceedings in respect of a hotel, a management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other similar representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or its estate.

     Further, in the event of enforcement proceedings by a secured lender in respect of a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Management’s Discussion and Analysis 43	2003 ANNUAL REPORT

Risks and Uncertainties (cont’d)

Our acquisition, expansion and development strategy may be unsuccessful.

We intend to increase revenues and net income by increasing the number of hotels under management through securing new management agreements, strategic partnerships for new hotel development, the acquisition of new properties and the expansion of existing properties. It is not possible to assure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure necessary financing upon acceptable terms.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

We operate properties in a variety of locales, some of which are subject to extreme weather patterns that may affect the hotels as well as customer travel. Extreme weather conditions can, from time to time, have a significant adverse financial impact upon individual properties or particular regions.

     Properties may also be vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. For example, our two owned properties in Bermuda suffered extensive hurricane damage in September 2003 resulting in $9 million of uninsured costs. Although our properties are insured against property damage, damages resulting from so-called “acts of God” or otherwise, including acts of terrorism, may exceed the limits of the insurance coverage or be outside the scope of that coverage.

Our ability to operate its facilities may be adversely affected if relationship with employees were to deteriorate.

Relations with employees in various countries, including the more than 14,000 employees represented by 22 labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and the employees’ ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Vacation Ownership is subject to extensive regulation.

We are developing and will operate vacation ownership resorts and are subject to extensive government regulation in the jurisdictions where the vacation ownership resorts will be located and in which VOIs are marketed and sold. In addition, the laws of many jurisdictions in which we may sell VOIs grant the purchaser the right to rescind the purchase contract at any time within a statutory rescission period. Although we believe that we are in material compliance with all applicable laws and regulations to which vacation ownership marketing, sales and operations are currently subject to, changes in these requirements or a determination by a regulatory authority that we are not in compliance could adversely affect the Company. Additionally, if the purchaser of a VOI defaults, we may not have recovered marketing, selling and general and administrative costs related to the sale of the VOI.

Currency fluctuations may have a material adverse effect on our financial statements.

We have hotel management and ownership operations in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates and record financial results for operations in each country in the currencies of these jurisdictions, while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position could be affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through both (i) translation risk, which is the risk that financial statements for a particular period, or as of a certain date, depend on the prevailing exchange rate of the various currencies against U.S. dollar; and (ii) transaction risk, which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may adversely affect operating margins.

     With respect to translation risk, fluctuations of currencies against the U.S. dollar can be substantial and therefore our reported results could fluctuate materially as a result of foreign exchange fluctuations. We endeavor to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks.

     In addition to translation risk and transaction risk, a significant increase in the value of a currency in the countries we operate in, such as the 22% increase in the Canadian dollar from January 2, 2003 to December 31, 2003, may have an adverse impact on the level of demand at some of our hotels.

FAIRMONT HOTELS & RESORTS INC.	Management’s Discussion and Analysis 44

We are subject to a number of risks associated with debt financing.

As a result of incurring debt, we are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest; the risk that, to the extent that we maintain floating rate indebtedness, interest rates will fluctuate; and risks resulting from the fact that the agreements governing loan and credit facilities contain covenants imposing certain limitations on our ability to acquire and dispose of assets.

     There can be no assurance that we will be able to repay or refinance existing indebtedness and any other indebtedness when it matures or that the terms upon refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations. We may have higher levels of debt than some of our competitors, placing us at a competitive disadvantage.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of its business.

The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund its needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

Covenants in our financing agreements could limit our discretion in operating our businesses.

Our financing agreements contain covenants that include limits on additional debts secured by mortgage properties, limits on liens on property, minimum EBITDA to interest coverage ratios, maximum debt to EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If we fail to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the repayment of funds or cash flow sweeps when certain coverage ratios are not met.

We cannot assure investors that a judgement of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

We are a Canadian corporation. A majority of our directors and officers are residents of Canada and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our directors and officers or enforce judgements obtained in U.S. courts against FHR or its directors and officers based upon the civil liability provision of U.S. federal or state securities laws.

     We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against FHR or its directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

Management’s Discussion and Analysis 45	2003 ANNUAL REPORT

Management’s Responsibility

The management of Fairmont Hotels & Resorts Inc. (“FHR”) is responsible for the preparation, presentation, integrity and fairness of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

     The consolidated financial statements of FHR have been prepared in accordance with Canadian generally accepted accounting principles and the MD&A has been prepared in accordance with the requirements of securities regulators. A detailed reconciliation to U.S. GAAP has been included in note 25 to the consolidated financial statements. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

     The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must interpret regulatory requirements and make determinations as to the relevancy of information to be included. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information since future events and circumstances may not occur as expected.

     In meeting our responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal controls including organizational, procedural and internal accounting controls. To augment this internal control system, FHR maintains a program of internal audits covering significant aspects of the operations. These controls and audits are designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization and relevant and reliable financial information is produced.

     We, as FHR’s Chief Executive Officer and Chief Financial Officer, will be certifying FHR’s annual disclosure document filed with the United States Securities Exchange Commission as required under the Sarbanes-Oxley Act.

     The auditors’ opinion is based upon an independent and objective examination of FHR’s financial results for the year, conducted in accordance with Canadian generally accepted auditing standards. This examination includes an understanding and evaluation by the auditors of FHR’s accounting and internal control systems as well as the obtaining of a sound understanding of its business. The auditors have full and free access to the Board of Directors and its committees to discuss audit, financial reporting and related matters.

     The Board of Directors is responsible for reviewing and approving the financial information contained in the Annual Report, including the MD&A and overseeing management’s responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions. The Board carries out this responsibility principally through the Audit Committee, which consists exclusively of non-management directors.

signed	signed

William R. Fatt	M. Jerry Patava
Chief Executive Officer	Chief Financial Officer

Toronto, Canada February 13, 2004

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 46

Auditors’ Report

To the Shareholders of Fairmont Hotels & Resorts Inc.

We have audited the consolidated balance sheets of Fairmont Hotels & Resorts Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

signed (PricewaterhouseCoopers LLP)

Chartered Accountants
Toronto, Ontario	January 30, 2004

Comments by Auditors on Canada – United States Reporting Differences

To the Shareholders of Fairmont Hotels & Resorts Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements such as the changes described in note 2 to the consolidated financial statements. Our report to the shareholders dated January 30, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

signed (PricewaterhouseCoopers LLP)

Chartered Accountants
Toronto, Ontario	January 30, 2004

Financial Statements 47	2003 ANNUAL REPORT

Consolidated Balance Sheets

As at December 31, (in millions of U.S. dollars)	2003	2002
Assets
Current assets
Cash and cash equivalents	$31.7	$49.0
Accounts receivable (net of allowance for doubtful accounts of $0.5; 2002 – $0.5)	64.1	47.0
Inventory	14.2	12.5
Prepaid expenses and other	24.6	10.9

	134.6	119.4
Investments in partnerships and corporations (note 5)	53.1	68.9
Investment in Legacy Hotels Real Estate Investment Trust (note 6)	105.9	96.4
Non-hotel real estate	95.1	88.8
Property and equipment (note 7)	1,656.2	1,441.1
Goodwill (note 8)	132.0	123.0
Intangible assets (note 8)	216.7	201.7
Other assets and deferred charges (note 9)	109.4	83.7

	$2,503.0	$2,223.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$124.0	$111.0
Dividends payable	3.2	2.4
Current portion of long-term debt (note 10)	117.8	72.3

	245.0	185.7
Long-term debt (note 10)	539.8	463.2
Other liabilities	91.4	78.4
Future income taxes (note 11)	80.9	96.4

	957.1	823.7

Shareholders’ Equity (note 12)
Common shares	1,202.2	1,191.5
Contributed surplus	142.3	141.9
Other equity	19.2	–
Foreign currency translation adjustments	104.1	27.4
Retained earnings	78.1	38.5

	1,545.9	1,399.3

	$2,503.0	$2,223.0

Commitments, contingencies and guarantees (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

signed	signed

William R. Fatt	Angus A. MacNaughton
Director	Director

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 48

Consolidated Statements of Retained Earnings (Deficit)

For the years ended December 31, (in millions of U.S. dollars)	2003	2002	2001
Balance – Beginning of year	$38.5	$(19.6)	$4,618.0
Net income for the year	50.7	92.5	895.7

	89.2	72.9	5,513.7
Repurchase of common shares (note 12)	(5.5)	(30.4)	—
Dividends
Common shares	(5.6)	(4.0)	(87.9)
Preferred shares	—	—	(5.4)
Distribution and settlements on reorganization (note 24)	—	—	(5,440.0)

Balance — End of year	$78.1	$38.5	$(19.6)

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements 49	2003 ANNUAL REPORT

Consolidated Statements of Income

For the years ended December 31, (in millions of U.S. dollars, except per share amounts)	2003	2002	2001
Revenues
Hotel ownership operations	$584.9	$516.6	$489.6
Management operations	37.6	36.1	34.3
Real estate activities	36.3	37.9	13.4

	658.8	590.6	537.3
Other revenues from managed and franchised properties (note 2(f))	32.6	27.7	29.4

	691.4	618.3	566.7

Expenses
Hotel ownership operations	460.9	367.9	358.8
Management operations	22.5	14.5	16.4
Real estate activities	23.6	26.4	15.5

Operating expenses	507.0	408.8	390.7

Other expenses from managed and franchised properties (note 2(f))	35.1	28.9	31.6

	542.1	437.7	422.3

Income (loss) from equity investments and other (note 14)	(6.9)	17.7	18.7

Operating income before undernoted items	142.4	198.3	163.1
Amortization	67.5	52.4	50.7
Other (income) expenses, net (note 15)	2.1	(4.9)	10.1
Reorganization and corporate expenses (note 16)	—	2.2	156.9
Interest expense, net (note 17)	33.6	19.1	69.6

Income (loss) before income tax expense (recovery), non-controlling interest, goodwill amortization and discontinued operations	39.2	129.5	(124.2)

Income tax expense (recovery) (note 11)
Current	12.8	12.0	21.1
Future	(24.3)	23.8	(120.7)

	(11.5)	35.8	(99.6)

Non-controlling interest	—	1.2	1.1

Income (loss) before goodwill amortization and discontinued operations	50.7	92.5	(25.7)
Goodwill amortization, net of taxes (note 2(e))	—	—	2.5

Income (loss) from continuing operations	50.7	92.5	(28.2)
Discontinued operations (note 24)	—	—	923.9

Net income for the year	50.7	92.5	895.7
Preferred share dividends	—	—	(5.4)

Net income available to common shareholders	$50.7	$92.5	$890.3

Weighted average number of common shares outstanding (in millions) (note 18)
Basic	79.2	78.4	78.9
Diluted	80.0	79.7	79.0
Basic earnings (loss) per common share
Income (loss) from continuing operations	$0.64	$1.18	$(0.43)
Discontinued operations	—	—	11.71
Net income	0.64	1.18	11.28
Diluted earnings (loss) per common share
Income (loss) from continuing operations	0.63	1.16	(0.43)
Discontinued operations	—	—	11.70
Net income	0.63	1.16	11.27
Dividends declared per common share	$0.07	$0.05	$1.12

The accompanying notes are an integral part of these consolidated financial statements.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 50

Consolidated Statements of Cash Flows

For the years ended December 31, (in millions of U.S. dollars)	2003	2002	2001
Cash provided by (used in)
Operating activities
Income (loss) from continuing operations	$50.7	$92.5	$(28.2)
Items not affecting cash Amortization of property and equipment	64.8	50.0	45.5
Amortization of goodwill and intangible assets	2.7	2.4	8.3
(Income) loss from equity investments and other	6.9	(17.7)	(18.7)
Future income taxes	(24.3)	23.8	(121.3)
Non-controlling interest	—	1.2	1.1
Gain on sale of Legacy Hotels Real Estate Investment Trust units	—	—	(31.1)
Write-off of property and equipment and other assets	—	—	40.7
Distributions from investments	6.7	15.1	11.6
Other	(11.6)	(22.3)	(56.5)
Changes in non-hotel real estate	13.3	6.9	(17.4)
Changes in non-cash working capital items (note 19)	(0.3)	(10.5)	(23.7)
Discontinued operations	—	—	2,011.4

	108.9	141.4	1,821.7

Investing activities
Additions to property and equipment	(87.2)	(84.3)	(121.8)
Acquisitions, net of cash acquired (note 4)	6.0	(136.0)	(234.6)
Investments in partnerships and corporations	(1.6)	(8.9)	(26.6)
Investments in Legacy Hotels Real Estate Investment Trust	—	(37.8)	(2.8)
Sale of investments and properties	—	—	149.2
Sale of units in Legacy Hotels Real Estate Investment Trust	—	—	53.5
Issuance of notes receivable	(31.3)	—	(27.2)
Collection of notes receivable	7.2	—	—
Other	—	(1.0)	1.2
Discontinued operations	—	—	(1,407.2)

	(106.9)	(268.0)	(1,616.3)

Financing activities
Issuance of long-term debt	162.7	238.4	165.0
Repayment of long-term debt	(423.9)	(43.9)	(632.1)
Net proceeds from issuance of convertible notes	262.5	—	—
Issuance of common shares	1.0	4.7	53.5
Repurchase of common shares	(16.8)	(73.2)	(9.9)
Dividends	(4.8)	(3.2)	(122.8)
Redemption of preferred shares	—	—	(144.8)
Issuance of commercial paper	—	—	61.5
Repayment of commercial paper	—	—	(643.9)
Other	—	—	43.0
Discontinued operations	—	—	668.6

	(19.3)	122.8	(561.9)

Effect of exchange rate changes on cash	—	0.1	(8.1)

Decrease in cash and cash equivalents	(17.3)	(3.7)	(364.6)
Cash and cash equivalents — Beginning of year	49.0	52.7	417.3

Cash and cash equivalents — End of year	$31.7	$49.0	$52.7

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements 51	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

1. Basis of presentation

Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) has operated and owned hotels and resorts for 116 years and currently manages properties, principally under the Fairmont and Delta brands. As at December 31, 2003, FHR managed or franchised 82 luxury and first-class hotels and resorts. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which as at December 31, 2003, managed 43 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 39 Canadian hotels and resorts as at December 31, 2003. In addition to hotel and resort management, as at December 31, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between Canadian and U.S. GAAP, insofar as they apply to FHR, are described in note 25.

Principles of consolidation

The Company’s consolidated financial statements include the consolidated accounts of FHR and its wholly owned subsidiaries, FHR Holdings Inc. (“FHRHI”), FHR Real Estate Corporation (“FHRREC”), Delta, FHR Properties Inc. and Fairmont, in which the Company owns 83.5%.

Foreign currency translation

Foreign currency assets and liabilities of FHR’s operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

     The accounts of FHR and its self-sustaining subsidiaries, where the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included in shareholders’ equity as foreign currency translation adjustments.

Reporting currency

The U.S. dollar was adopted as the Company’s reporting currency effective July 1, 2001. Comparative financial information has been restated in U.S. dollars using the translation of convenience method. Under this method, all amounts recorded prior to July 1, 2001 have been converted from Canadian to U.S. dollars at the exchange rate in effect as at June 30, 2001 of $0.6589.

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is comprised of operating supplies and is valued at the lower of cost and replacement cost.

Long-term investments

FHR accounts for its investment in Legacy and its investments in partnerships and corporations, which are not controlled but over which the Company has significant influence, using the equity method. Investments in partnerships or corporations over which it neither controls or has significant influence are accounted for using the cost method.

Non-hotel real estate

Non-hotel real estate consists of land held for sale and inventory costs for Fairmont Heritage Place (“FHP”), the Company’s vacation ownership product.

     Investments in land held for sale are valued at the lower of cost and net realizable value. Expenditures directly related to non-hotel real estate, such as real estate taxes and capital improvements, are capitalized.

     Inventory costs for FHP include construction costs and ancillary costs related thereto. The Company also capitalizes direct costs attributable to the sale of vacation ownership interests (“VOIs”) until the revenue is recognized. If a sales

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 52

contract is cancelled, unrecoverable direct selling costs are expensed upon cancellation.

Property and equipment

Property and equipment are recorded at cost. The Company’s policy is to capitalize major renewals and replacements and interest incurred during the construction period on new facilities and during the renovation period of major renovations to existing facilities. Interest is capitalized, based on the borrowing rate of debt related to the project or if no specific financing is obtained, the Company’s average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

     Computer system development costs for internal use software are capitalized to the extent the project is expected to be of continuing benefit to the Company.

     Amortization is provided at rates designed to amortize the assets over their estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options, and the economic life of the building. The annual rates of amortization are as follows:

Buildings	40 years straight-line
Building equipment	17 – 25 years straight-line
Furniture, fixtures and equipment	5 – 17 years straight-line
Computer software	2 – 7 years straight-line
Vehicles	3 – 5 years straight-line
Leasehold improvements	over the term of the leases

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Intangible assets with definite useful lives are costs that have been allocated to management contracts acquired in the acquisitions of Delta and Fairmont, as well as amounts paid to acquire individual management contracts.

Goodwill and intangibles with indefinite useful lives

Goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests on at least an annual basis. The Company performs such impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss would be expensed in the consolidated statements of income. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangibles with definite useful lives

Management contracts acquired in a business combination are recorded at values that represent the estimated present value of net cash flows that, on acquisition, were expected to be received over the estimated lives of the contracts. They are amortized on a straight-line basis, reflecting the weighted average of the fixed, non-cancellable terms and certain renewal periods of the underlying contracts. Management contracts acquired in other than business combinations are recorded at cost and are amortized on a straight-line basis over the term of the contracts, including renewal terms where applicable.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

     Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these

Financial Statements 53	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years’ related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs. Valuation allowances are recorded when it is more likely than not that a future income tax asset will not be realized.

Financial instruments

Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR’s policy is to not use derivative financial instruments for trading or speculative purposes.

     At the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to the portion of the derivative instruments that is no longer deemed to be effective or does not meet the criteria of a hedge in the consolidated statement of income.

     FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net income and earnings per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002 are provided in the notes. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares. Compensation expense is recognized for share appreciation rights (“SARs”) for the excess of the market value of a common share over the related option price.

Revenue recognition

Revenues include hotel operations in respect of owned properties, management and incentive fees, real estate sales and certain other revenues from properties managed or franchised by FHR. Hotel ownership operations revenues are generated primarily from room occupancy and food and beverage services. Management fees comprise a base fee, which is a percentage of the revenues of hotels, and incentive fees, which are generally based on hotel profitability. Revenue from real estate activities represents the proceeds from sales of undeveloped lands that the Company is holding for sale and sales of the Company’s VOIs. Other revenues from managed properties include reimbursements for direct and indirect costs by the hotel owners for the properties that are managed. These reimbursed expenditures relate primarily to marketing and reservation services performed by the Company under the terms of its hotel management and franchise agreements.

     Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive, and other revenues from managed properties are recognized when performance hurdles have been met, in accordance with the terms specified in the related management agreements. Real estate revenues are realized once title has transferred and collection of proceeds is reasonably assured. Revenues related to the sale of VOIs are recognized when a minimum of 10% of the purchase price of an interest has been received in cash, the period of cancellation with refund has expired, receivables are deemed collectible, and certain minimum sales and construction levels have been attained. Revenue related to projects still under construction are recognized under the percentage-of-completion method. For sales that do not meet these criteria, revenue is deferred.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 54

Use of estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated. Estimates are used when accounting for items and matters such as amortization, goodwill and intangible asset impairment assessments, income taxes, employee future benefits and contingencies.

Comparative figures

Certain of prior years’ comparative figures have been reclassified to conform with the presentation adopted in 2003.

Changes in accounting policies

a) Stock-based compensation

Effective January 1, 2003, FHR prospectively adopted the revised recommendations of the CICA with respect to accounting for stock-based compensation. The Company has chosen to apply these new recommendations on a prospective basis and has recognized compensation expense for stock options granted on or after January 1, 2003. Pro forma disclosures of net income and earnings per share have been provided (note 13) as if the fair value based accounting method had been used to account for stock-based compensation for any options granted on or after January 1, 2002, but before January 1, 2003.

b) Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of the CICA with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Prior to January 1, 2003, the net book value of long-lived assets were reviewed regularly and compared with their net recoverable amounts, based on management’s projected undiscounted future cash flows. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

     Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are classified as held for sale. The related results of operations from these assets classified as held for sale are reported as discontinued operations if certain criteria are met, with reclassification of prior years’ related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

c) Asset retirement obligations

Effective January 1, 2003, FHR adopted the new recommendations of the CICA with respect to accounting for asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. Adoption of this new standard resulted in an increase of $0.7 to other liabilities and property and equipment.

d) Foreign currency translation

Effective January 1, 2002, FHR adopted the revised recommendations of the CICA with respect to accounting for foreign currency gains and losses. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement were applied retroactively with restatement of prior periods and did not have an impact on continuing operations. This change resulted in decreased income from discontinued operations of $34.8 for the year ended December 31, 2001.

e) Goodwill and intangible assets

On January 1, 2002, FHR adopted the recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives, including amounts relating to investments accounted for under the equity method, are no longer amortized, but are subject to impairment tests on at least an annual basis. Upon initial adoption of these recommendations, FHR completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives and concluded that these assets were not impaired.

Financial Statements 55	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

A reconciliation of reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and brand name amortization is as follows:

	2003	2002	2001
Reported net income	$50.7	$92.5	$895.7
Goodwill amortization, net of tax	–	–	2.5
Brand name amortizations, net of tax	–	–	1.1

Adjusted net income	50.7	92.5	899.3

Basic earnings per share
Reported net income	0.64	1.18	11.28
Goodwill amortization	–	–	0.03
Brand name amortization	–	–	0.01

Adjusted net income	0.64	1.18	11.32

Diluted earnings per share
Reported net income	0.63	1.16	11.27
Goodwill amortization	–	–	0.03
Brand name amortization	–	–	0.01

Adjusted net income	$0.63	$1.16	$11.31

f) Other revenues and expenses from managed and franchised properties

Effective January 1, 2002, other revenues and expenses from managed and franchised properties are included in the consolidated statements of income in response to a CICA Emerging Issues Committee abstract. The 2001 revenues and expenses were reclassified to conform with the presentation adopted in 2002. These transactions were previously recorded on a net basis.

Recently issued accounting pronouncements

Hedging relationships

In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. This guideline is applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. Early adoption is permissible, however, the Company will be implementing this guidance in 2004. The adoption of this accounting guidance will not have a material impact on either financial statement presentation or operations.

Variable interest entities

The CICA has recently issued a guideline on the consolidation of Variable Interest Entities (“VIEs”). This guideline requires FHR to identify VIEs in which the Company has an interest, determine whether FHR is the primary beneficiary of such entities and, if so, to consolidate the VIE. A VIE is an entity that is structured such that:

•	the equity is not sufficient to permit that entity to finance its activities without external support, or

•	equity investors lack either a direct or indirect ability to make decisions about the entity’s activities, an obligation to absorb expected losses or the right to receive expected residual returns.

     A primary beneficiary is an enterprise that will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.

     This guideline is effective for all fiscal periods beginning on or after November 1, 2004 and early adoption is encouraged. FHR is currently in the process of identifying any potential impact and is planning on implementing this standard in the first quarter of 2004. FHR is adopting this standard early to minimize potential differences between Canadian and U.S. GAAP. This guideline could result in the consolidation of managed hotels and the deconsolidation of any subsidiary where it is determined that the Company is not the primary beneficiary. The Company is still reviewing the impact this standard will have on its financial statement presentation.

Generally accepted accounting principles and general standards of financial statement presentation

The CICA has issued new accounting standards surrounding GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. This standard is effective for fiscal years beginning on or after October 1, 2003 and early adoption is permissible. The Company will begin to follow these new standards starting in 2004.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 56

3. Segmented information

The continuing operations of FHR consist of five operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 24 hotels across Canada and the United States. Real estate activities consist primarily of two large undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a luxury hotel management company and Delta is a Canadian first-class hotel management company. The performance of all segments is evaluated primarily on earnings before interest, income taxes and amortization (“EBITDA”), which management defines as income before interest, income taxes, non-controlling interest, amortization, other income and expenses and reorganization and corporate expenses. EBITDA includes income from equity investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest, income taxes, non-controlling interest and goodwill amortization are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

     The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	2003
	Ownership			Management
						Inter-segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other(a)	Total
Operating revenues	$584.9	$–	$36.3	$44.2	$11.7	$(18.3)	$658.8
Other revenues from managed and franchised properties	–	–	–	24.4	8.2	–	32.6

							691.4

Income (loss) from equity							–
investments and other	1.7	(8.6)	–	–	–	–	(6.9)
EBITDA(b)	107.4	(8.6)	12.7	24.8	8.7	(2.6)	142.4
Total assets(c)	1,916.5	105.9	101.8	350.8	75.8	(47.8)	2,503.0
Capital expenditures	84.2	–	–	3.0	—	–	87.2

	2002
	Ownership			Management
						Inter-segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other(a)	Total
Operating revenues	$516.6	$–	$37.9	$41.3	$11.4	$(16.6)	$590.6
Other revenues from managed and franchised properties	–	–	–	19.8	7.9	–	27.7

							618.3

Income from equity investments and other	11.3	6.4	–	–	–	–	17.7
EBITDA(b)	143.4	6.4	11.5	30.2	8.1	(1.3)	198.3
Total assets(c)	1,879.9	96.4	95.0	285.8	66.0	(200.1)	2,223.0
Capital expenditures	80.1	–	–	4.2	–	–	84.3

Financial Statements 57	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

	2001
	Ownership			Management
						Inter-segment
	Hotel		Real estate			elimination
	ownership	Legacy	activities	Fairmont	Delta	and other(a)	Total
Operating revenues	$489.6	$–	$13.4	$39.9	$10.4	$(16.0)	$537.3
Other revenues from managed and franchised properties	–	–	–	20.9	8.5	–	29.4

							566.7

Income from equity investments and other	11.3	7.4	–	–	–	–	18.7
EBITDA(b)	126.1	7.4	(2.1)	26.3	7.6	(2.2)	163.1
Total assets(c)	1,458.9	56.4	92.1	239.3	71.0	3.7	1,921.4
Capital expenditures	115.2	–	–	5.9	0.7	–	121.8

a)	Revenues represent management fees that are charged by Fairmont of $18.0 (2002 – $16.3; 2001 – $16.0) and Delta of $0.3 (2002 – $0.3; 2001 – $nil) to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreement. Adjustments to total assets represent the elimination of intersegment loans net of corporate assets.

b)	The following costs are not allocated to the individual segments in evaluating income (loss) before income tax expense, non-controlling interest, goodwill amortization and discontinued operations:

	2003	2002	2001
Amortization	$67.5	$52.4	$50.7
Other (income) expense	2.1	(4.9)	10.1
Reorganization and corporate expenses	–	2.2	156.9
Interest expense, net	33.6	19.1	69.6

c)	Hotel ownership assets include $48.5 (2002 – $64.7; 2001 – $51.2) of investments accounted for using the equity method.

Geographical information

	Revenues			Property and equipment
	2003	2002	2001	2003	2002
Canada	$300.1	$289.8	$274.3	$520.6	$447.0
United States	241.9	163.4	142.5	742.4	614.0
Bermuda	77.8	91.8	73.4	237.7	235.0
Mexico	58.5	58.5	60.6	104.1	99.3
Other international	13.1	14.8	15.9	51.4	45.8

	$691.4	$618.3	$566.7	$1,656.2	$1,441.1

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 58

	Goodwill		Intangible Assets
	2003	2002	2003	2002
Canada	$50.7	$41.9	$63.4	$52.8
United States	53.2	53.0	150.5	146.1
Bermuda	16.3	16.3	2.8	2.8
Mexico	11.8	11.8	–	–
Other international	–	–	–	–

	$132.0	$123.0	$216.7	$201.7

Revenues and assets are allocated to countries based upon the hotels’ geographic locations. There were no other individual international countries comprising greater than 10% of the total revenues or property and equipment, intangible assets and goodwill of the Company as at December 31, 2003, 2002 or 2001.

4. Acquisitions

The cash consideration paid (received) net of cash acquired on business acquisitions comprise the following:

	2003	2002	2001
The Fairmont Copley Plaza Boston	$(6.0)	$–	$–
The Fairmont Orchid, Hawaii	–	136.0	–
The Fairmont Kea Lani Maui	–	–	214.3
The Fairmont Royal Pavilion and The Fairmont Glitter Bay	–	–	20.3

	$(6.0)	$136.0	$234.6

The Fairmont Copley Plaza Boston

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia in exchange for the issuance of one million common shares and cash of $8.3. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 1, 2006 and bears interest at floating rates based on LIBOR plus 225 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 6.5%.

     The total cost of the hotel, including the 50% interest already owned, less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

Financial Statements 59	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

Fairmont Hotels Inc.

On September 23, 2002, FHR increased its investment in Fairmont to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR.

     FHR issued 2,875,000 common shares at $24.00 per share to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding common shares at the time. The acquisition was accounted for using the step purchase method. The results of Fairmont continue to be included in the consolidated statements of income, and the portion related to non-controlling interest was reduced to 16.5% from September 23, 2002. The goodwill acquired relates to the Fairmont management operations segment.

The Fairmont Orchid, Hawaii

On December 17, 2002, the Company acquired the assets of The Orchid at Mauna Lani in Hawaii. These assets were acquired for a purchase price of $140.0, plus acquisition costs of approximately $1.5 less the assumption of a $5.5 working capital deficit. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition.

     The purchase prices of the 2002 acquisitions have been allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocations are as follows:

	The Fairmont Orchid,	Fairmont
	Hawaii	Hotels Inc.	Total
Land	$25.3	$—	$25.3
Building	104.9	—	104.9
Furniture, fixtures and equipment	11.3	—	11.3
Goodwill	—	16.7	16.7
Management contracts	—	4.1	4.1
Brand name	—	38.9	38.9
Non-controlling interest	—	26.2	26.2
Future income taxes	—	(16.7)	(16.7)
Working capital assumed	(5.5)	—	(5.5)

	$136.0	$69.2	$205.2

     None of the goodwill acquired is expected to be deductible for income tax purposes. The management contracts are being amortized over a period of 40 years and the brand name is not being amortized since it is considered to have an indefinite useful life.

The Fairmont Kea Lani Maui

In February 2001, the Company acquired the Kea Lani Resort in Maui for $214.3 in cash. The purchase price included related acquisition costs paid in cash of approximately $1.5. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition.

The Fairmont Royal Pavilion and The Fairmont Glitter Bay

In January 2001, the Company acquired the remaining 51% interest in The Fairmont Royal Pavilion and The Fairmont Glitter Bay in Barbados for $20.3 in cash. The total cost of the two hotels, including the 49% interest already owned, was $33.8. The acquisition was accounted for using the step purchase method and the results of the two hotels have been included in the consolidated statements of income from the date of acquisition.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 60

     The purchase prices of the 2001 acquisitions have been allocated to the identifiable assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocations are as follows:

		The Fairmont Royal
		Pavilion and
	The Fairmont Kea	The Fairmont
	Lani Maui	Glitter Bay	Total
Land	$49.7	$18.0	$67.7
Building	192.4	24.4	216.8
Furniture, fixtures and equipment	7.6	1.0	8.6
Working capital, net of cash	(5.2)	(1.1)	(6.3)
Note payable	(30.2)	—	(30.2)
Long-term debt assumed	—	(8.5)	(8.5)

	$214.3	$33.8	$248.1

5. Investments in partnerships and corporations

	2003	2002
Accounted for using the equity method	$48.5	$64.7
Accounted for using the cost method	4.6	4.2

	$53.1	$68.9

     In September 2002, FHR invested $8.0 for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa. FHR has committed to advance a loan of $10.0 on normal commercial terms to this hotel and has advanced a total of $3.0 as at December 31, 2003. This investment is accounted for using the equity method.

6. Investment in Legacy Hotels Real Estate Investment Trust

As at December 31, 2003, the Company owned 21,939,143 (2002 – 21,939,143) units and all 14,700,000 (2002 – 14,700,000) exchangeable shares of a subsidiary corporation of Legacy, representing a 35.2% ownership interest (2002 – 35.2%). The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of Legacy unitholders. Based on the December 31, 2003 closing unit price of Legacy, the market value of this investment was approximately $121.2. The Company does not guarantee any of Legacy’s debt.

     The Company holds options to acquire 2,962,224 units of Legacy at an exercise price of CAD$9.80 per unit. The options are fully vested, exercisable and expire in 2007.

     The following selected consolidated financial information of Legacy has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to U.S. dollars using the current rate method.

Financial Statements 61	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

	2003	2002
Assets
Current assets	$62.1	$62.6
Property and equipment	1,423.2	1,104.9
Other assets	49.1	40.9

	$1,534.4	$1,208.4

Liabilities and Unitholders’ Interest
Current liabilities	$117.7	$144.5
Long-term debt	627.1	371.9
Other liabilities	47.7	38.3
Unitholders’ interest	741.9	653.7

	$1,534.4	$1,208.4

	2003	2002	2001
Revenues	$474.2	$412.5	$394.0

Operating expenses	336.3	272.6	261.4
Other expenses	98.1	76.2	69.0
Interest expense, net	50.7	31.0	29.4

	485.1	379.8	359.8

Income (loss) before income tax expense	(10.9)	32.7	34.2
Income tax expense (recovery)	(4.9)	(2.4)	(0.7)

Net income (loss)	$(6.0)	$35.1	$34.9

     The Company’s investment in Legacy is different than the amount of the underlying equity in net assets due to adjustments that are made to conform Legacy’s accounting policies with those of the Company and an unamortized gain related to the transfer of properties between the Company and Legacy.

7. Property and equipment

	2003
		Accumulated
	Cost	amortization	Net
Land and land improvements	$237.2	$(0.7)	$236.5
Buildings and leasehold improvements	830.7	(82.2)	748.5
Buildings on leased land	555.6	(103.0)	452.6
Furniture, fixtures and equipment	337.6	(159.6)	178.0
Construction-in-progress	40.6	–	40.6

	$2,001.7	$(345.5)	$1,656.2

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 62

	2002
		Accumulated
	Cost	amortization	Net
Land and land improvements	$205.8	$(0.4)	$205.4
Buildings and leasehold improvements	691.4	(57.4)	634.0
Buildings on leased land	496.2	(75.9)	420.3
Furniture, fixtures and equipment	282.5	(112.7)	169.8
Construction-in-progress	11.6	–	11.6

	$1,687.5	$(246.4)	$1,441.1

     The amortization expense related to property and equipment used in continuing operations was $64.8 (2002 – $50.0; 2001 – $45.5). Interest capitalized as a cost of property and equipment totaled $0.8 (2002 – $0.1; 2001 – $0.5).

8. Goodwill and intangible assets

Goodwill by operating segment

	Hotel		Real estate
	ownership	Legacy	activities	Fairmont	Delta	Total
Balance as at January 1, 2002	$79.1	$–	$–	$7.2	$19.7	$106.0
Goodwill from business acquisitions	–	–	–	16.7	–	16.7
Currency translation	0.2	–	–	–	0.1	0.3

Balance as at December 31, 2002	79.3	–	–	23.9	19.8	123.0
Currency translation	4.7	—	–	–	4.3	9.0

Balance as at December 31, 2003	$84.0	$–	$–	$23.9	$24.1	$132.0

	2003	2002
Intangible assets subject to amortization
Cost	$82.6	$71.8
Accumulated amortization	(13.9)	(9.9)

	68.7	61.9

Intangible assets not subject to amortization
Brand name	148.0	139.8

	$216.7	$201.7

     Intangible assets subject to amortization are amortized over their estimated useful lives, which range from 35 to 50 years. The amortization expense related to intangible assets subject to amortization was $2.7 (2002 – $2.4; 2001 – $5.3). Amortization expense relating to the above intangible assets subject to amortization is expected to be $2.7 each of the fiscal years 2004 through 2009.

Financial Statements 63	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

9. Other assets and deferred charges

	2003			2002
		Accumulated
	Cost	amortization	Net	Net
Long-term advances	$72.8	$–	$72.8	$57.1
Pension asset	18.0	–	18.0	14.2
Deferred charges	12.5	(1.5)	11.0	4.0
Restricted cash	2.4	–	2.4	–
Other	5.2	–	5.2	8.4

	$110.9	$(1.5)	$109.4	$83.7

     A portion of the long-term advances are non-interest bearing, while the remainder bear interest at rates between three-month LIBOR plus 0.25% and one-month LIBOR plus 4.5%. They mature between January 2008 and November 2009. A portion of the long-term advances will be forgiven if the Company receives two hotel management contracts from the loan holder prior to January 2008. Restricted cash is to be used for certain capital expenditures. Amortization expense related to deferred charges was $0.4 (2002 – $0.1; 2001 – $0.3).

10. Long-term debt

	2003	2002
3.75% convertible senior notes (1)	$251.1	$—
Revolving credit facility, due September 10, 2004 (2)	40.5	358.5
Revolving credit facility, due March 2005 (2)	50.0	43.1
Floating-rate mortgage due March 1, 2006 (3)	120.0	–
Floating-rate mortgage due March 5, 2007 (4)	65.4	–
8.84%, notes due, August 1, 2016 (5)	52.8	54.9
7.47% mortgage, due May 21, 2008 (6)	5.5	6.7
Fairmont put option (7)	69.0	69.0
Other	3.3	3.3

	657.6	535.5
Less: Current portion of long-term debt	(117.8)	(72.3)

	$539.8	$463.2

     1) In 2003 FHR issued $270.0 of convertible senior notes (“Convertible Notes”). The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission were $262.5. The Convertible Notes were allocated between debt and equity elements and classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. Upon issuance $250.8 was recorded as long-term debt with the balance recorded in other equity (note 12). This amount will increase to the face value of the debt over a five-year period. The Convertible Notes mature on December 1, 2023 and bear interest of 3.75% per annum. Interest on the Convertible Notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the Convertible Notes in exchange for cash any time after January 20, 2009 for a price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Holders may put the Convertible Notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Upon occurrence of certain prescribed conditions, holders of the Convertible Notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share. The conversion price is subject to adjustment under certain circumstances. The Convertible Notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 64

     2) The interest rate is floating and is calculated based on bankers’ acceptance, LIBOR or prime rate, plus a spread. The weighted average interest rate as at December 31, 2003 was 5.2%. These facilities are unsecured, and contain financial covenants with respect to debt levels and interest coverage. As at December 31, 2003, this balance included $79.3 of debt denominated in Canadian dollars.

     3) The interest rate is the greater of 4.25% and LIBOR plus 310 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 9.0%. The mortgage is secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui.

     4) The interest rate is floating and is based on LIBOR plus 2.25%. FHR has entered into an interest rate contract to cap the LIBOR rate at 6.5%. The mortgage is secured by substantially all of the property and equipment and assignment of auxiliary rents of The Fairmont Copley Plaza Boston, and is non-recourse to FHR except for approximately $29.0, which FHR has guaranteed until such time that certain financial covenants are met.

     5) The 8.84% notes are secured by substantially all property and equipment and assignment of rents of The Fairmont Scottsdale Princess.

     6) The 7.47% mortgage is secured by substantially all property and equipment and a floating charge over other assets of The Fairmont Royal Pavilion and The Fairmont Glitter Bay.

     7) A minority shareholder holds shares in Fairmont that may be put to FHR for $69.0 at any time prior to October 1, 2004. In the event the put is not exercised, this amount will no longer be considered debt.

     The principal repayments pursuant to the loan agreements are as follows:

2004	$117.8
2005	55.0
2006	126.2
2007	65.5
2008	4.6
Thereafter	288.5

$657.6

11. Income taxes

     The provision for (recovery of) income taxes is as follows:

	2003	2002	2001
Pretax income
Canada	$14.4	$84.7	$(139.6)
Foreign	24.8	44.8	15.4

	39.2	129.5	(124.2)

Current income tax expense
Canada	5.0	7.2	14.1
Foreign	7.8	4.8	7.0

	12.8	12.0	21.1

Future income tax expense (recovery)
Canada	(25.9)	20.3	(117.5)
Foreign	1.6	3.5	(3.2)

	(24.3)	23.8	(120.7)

	$(11.5)	$35.8	$(99.6)

Financial Statements 65	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

The Company’s effective income tax expense and the provision (recovery) reconciled to the statutory tax rate is as follows:

	2003	2002	2001
Provision (recovery) at Canadian statutory rates	$14.5	$53.0	$(49.6)
Foreign tax rate differentials	(3.8)	(4.6)	(6.3)
Large corporations tax	1.6	1.6	1.2
Reduction in tax rates	0.4	–	–
Non-taxable income	(1.5)	(12.2)	(15.4)
Other, including tax reassessments and provisions	(22.7)	(2.0)	(29.5)

Income tax expense (recovery)	$(11.5)	$35.8	$(99.6)

     A $24.4 recovery of future income tax was recorded in 2003 as a result of a favorable tax reassessment.

Temporary differences

The net future income tax liability in the consolidated balance sheets is comprised of the following:

	2003	2002	2001
Future income tax liabilities
Depreciable property and equipment	$122.4	$109.0	$127.2
Other	84.2	62.9	73.9
Future income tax assets
Tax loss carryforwards	(125.7)	(75.5)	(137.0)

Future income tax liability	$80.9	$96.4	$64.1

     As at December 31, 2003, the Company had the following tax loss carryforwards available to reduce future taxable income and capital gains:

		Future	Valuation	Net future
	Amount	tax asset	allowance	tax asset
Non-capital losses
Canada	$307.4	$113.8	$(9.0)	$104.8
United States	7.9	2.9	–	2.9
Other	2.3	0.9	(0.9)	–

	317.6	117.6	(9.9)	107.7

Capital losses
Canada	$396.2	$73.3	$(55.3)	$18.0

     The Company has non-capital losses expiring in the following years:

2004	$0.2
2005	3.6
2006	1.2
2007	36.3
2008	134.9
Thereafter	141.4

$317.6

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 66

12. Shareholders’ equity

The Company’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares.

Common shares

	2003		2002		2001
	Number of		Number of		Number of
(Share amounts in millions)	shares	Amount	shares	Amount	shares	Amount
Balance – January 1	78.8	$1,191.5	78.6	$1,162.4	78.5	$1,116.8
Issued under dividend reinvestment and share purchase and stock option plans	–	1.0	0.3	4.7	0.7	53.5
Issued for purchase of The Fairmont Copley Plaza Boston (note 4)	1.0	21.0	–	–	–	–
Issued to Kingdom for shares of Fairmont (note 4)	–	–	2.9	69.0	–	–
Share repurchase plans	(0.7)	(11.3)	(3.0)	(44.6)	(0.6)	(7.9)

Balance – December 31	79.1	$1,202.2	78.8	$1,191.5	78.6	$1,162.4

     On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on a 1:4 basis. All share numbers, including earnings per share figures, reflect the effect of the share consolidation applied retroactively.

     Under a normal course issuer bid, the Company may repurchase for cancellation up to approximately 3.9 million, or approximately 5%, of its outstanding common shares. The amounts and timing of repurchases are at the Company’s discretion and, under the current program, can be made until October 7, 2004 at prevailing market prices on the Toronto and New York stock exchanges. The cost of the share repurchases have been accounted for as follows:

	2003	2002	2001
Common shares	$11.3	$44.6	$7.9
Contributed surplus	–	0.5	2.0
Foreign currency translation adjustments	–	(2.3)	–
Retained earnings	5.5	30.4	–

	$16.8	$73.2	$9.9

     The Company had a dividend reinvestment and share purchase plan until October 1, 2001 which permitted participants to acquire additional common shares of the Company by reinvesting cash dividends paid on common shares held by them and/or by investing optional cash payments.

Other equity

Upon occurrence of certain events, holders of the Convertible Notes (note 10) will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share.

     The Convertible Notes have been allocated between debt and equity elements and classified separately on the balance sheet. Upon issuance, $19.2 was recorded as other equity and $250.8 was recorded as long-term debt.

Preferred shares

On March 31, 1999, the Company completed the issue of 8.8 million 5.65%, cumulative, redeemable, first preferred shares, Series A, for $145. The holders of the preferred shares were entitled to a fixed annual dividend of $0.9307 per share payable quarterly. An aggregate redemption premium of $5.5 was paid on redemption in October 2001, and was charged to contributed surplus.

Financial Statements 67	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

Foreign currency translation adjustments

	2003	2002
Balance – January 1	$27.4	$20.2
Effect of exchange rate changes on Canadian dollar net assets	76.7	7.2

Balance – December 31	$104.1	$27.4

13. Stock-based compensation

The Company has a Key Employee Stock Option Plan (“KESOP”), whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. All options issued to date vest over a four-year period, with 20% vesting at the end of each of the first three years and the remaining 40% vesting after four years. Options expire ten years after the grant date. In the event of a change in control of the Company, all outstanding options are immediately exercisable.

     Simultaneously with the grant of an option, the Company may also grant SAR’s at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than ten years after the grant date. The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

     By agreement between FHR and the companies distributed pursuant to the Arrangement (see note 24), the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees is recognized as an expense by FHR, while the difference between the strike price and the exercise price of FHR SARs held by employees of the discontinued operations are recovered from those companies.

     The Company also has a Directors’ Stock Option Plan (“DSOP”) under which non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of the share at the grant date. Each non-employee director received an initial grant of 8,000 options and receives an additional 4,000 options on an annual basis. Options are immediately exercisable and expire ten years after the grant date.

     As at December 31, 2003, 2.1 million options were available for future grants under the KESOP out of the 5.6 million options currently authorized, and 456,000 options were available for future grants under the DSOP out of the 600,000 options currently authorized.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 68

Details of the stock options outstanding were as follows:

		Weighted
	Number of options	average exercise
	(thousands)	price (Cdn $)
Outstanding as at December 31, 2000	1,425	$15.36
Granted	3,230	26.77
Exercised	(650)	15.66
Cancelled	(284)	15.65

Outstanding as at December 31, 2001	3,721	25.19
Granted	264	38.63
Exercised	(295)	24.22
Cancelled	(103)	24.78

Outstanding as at December 31, 2002	3,587	26.26
Granted	107	32.34
Exercised	(74)	18.08
Cancelled	(32)	24.44

Outstanding as at December 31, 2003	3,588	$26.63

Exercisable as at
December 31, 2001	555	$16.10
December 31, 2002	907	22.24
December 31, 2003	1,523	24.98

Details as at December 31, 2003, of the stock options outstanding are as follows:

		Weighted
		average remaining	Weighted	Number	Weighted
	Number outstanding	contractual life	average exercise	exercisable	average exercise
Range of exercise prices (Cdn $)	(thousands)	(years)	price (Cdn $)	(thousands)	price (Cdn $)
$10.38 to $11.96	37	1.1	$11.23	37	$11.23
$14.84 to $20.09	332	5.2	15.81	332	15.81
$26.25 to $49.30	3,219	7.9	27.92	1,154	28.06

	3,588	7.6	$26.63	1,523	$24.98

     During 2003 $(0.3) (2002 — $0.9) was (recovered) expensed for outstanding SARs, and $0.4 (2002 — $nil) was expensed relating to the issuance of options. Contributed surplus increased by $0.4 (2002 — $nil) relating to the stock option expense in 2003.

     Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 and before January 1, 2003, net income and basic and diluted earnings per share would have been:

	2003	2002
Reported net income	$50.7	$92.5
Net income assuming fair value method used	50.1	92.1

Assuming fair value method used
Basic earnings per share	0.64	1.17
Diluted earnings per share	0.63	1.16

Financial Statements 69	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

     The weighted average fair value of options granted during 2003 was Cdn$10.12 per option (2002 — Cdn$12.73). The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002
Expected dividend yield	0.3%	0.2%
Expected volatility	36%	41%
Risk-free interest rate	4.2%	3.9%
Expected option life in years	3.6	3.4

14. Income (loss) from equity investments and other

	2003	2002	2001
Equity income (loss)
Partnerships and corporations	$(1.1)	$2.8	$2.0
Legacy	(8.6)	6.4	7.4
Amortization of deferred gain on sale of property and equipment to Legacy	2.8	8.5	9.3

	$(6.9)	$17.7	$18.7

15. Other (income) expenses, net

	2003	2002	2001
Brand technology development costs	$—	$—	$22.4
Write-off of deferred development charges, leasehold improvements and equity investment	—	—	7.2
Restructuring costs	—	—	6.4
Write-off of management contracts	—	—	5.8
Gain on sale of Legacy units	—	—	(31.1)
Foreign currency exchange loss	2.1	—	—
Other	—	(4.9)	(0.6)

	$2.1	$(4.9)	$10.1

     Foreign currency losses (gains) included in net income were $4.5 (2002 — ($0.8); 2001 — ($1.5)).

16. Reorganization and corporate expenses

	2003	2002	2001
Reorganization expenses
Severance and incentive compensation	$—	$—	$67.7
Professional advisory fees	—	—	36.4
Debt redemption premium on medium-term notes	—	—	32.7
Other	—	0.9	1.3

		0.9	138.1
Corporate expenses	—	1.3	18.8

	$—	$2.2	$156.9

     Reorganization expenses for 2002 include charges relating to SAR’s for former employees of Canadian Pacific Limited (“CPL”) that have a continuing impact on operations.

     Corporate expenses were costs associated with the corporate activities performed by CPL for its subsidiaries, including FHRHI, prior to October 1, 2001. The majority of these activities have been eliminated subsequent to October 1, 2001.

FAIRMONT HOTELS & RESORT INC.	Financial Statements 70

17. Interest expense, net

	2003	2002	2001
Long-term debt	$22.1	$20.9	$44.8
Short-term debt	16.0	1.2	42.2

	38.1	22.1	87.0
Less: Interest income	3.7	2.9	16.9
Interest capitalized	0.8	0.1	0.5

	$33.6	$19.1	$69.6

18. Net income per common share

Basic net income per common share is determined by dividing net income available to common shareholders as reported in the consolidated statements of income by the weighted average number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Company’s option plans, as determined under the treasury stock method.

(millions)	2003	2002	2001
Weighted average number of common shares outstanding — basic	79.2	78.4	78.9
Dilutive effect of stock options	0.8	1.3	0.1

Weighted average number of common shares outstanding — diluted	80.0	79.7	79.0

19. Supplemental cash flow disclosure

a) Changes in non-cash working capital items:

	2003	2002	2001
Decrease (increase) in current assets
Accounts receivable	$4.3	$1.5	$1,586.5
Inventory	—	(0.6)	262.6
Prepaid expenses and other	3.9	(2.0)	(3.4)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(8.5)	(9.4)	(2,127.4)

Increase in non-cash working capital balances before discontinued operations	(0.3)	(10.5)	(281.7)
Discontinued operations	—	—	258.0

Increase in non-cash working capital balances after discontinued operations	$(0.3)	$(10.5)	$(23.7)

b) Cash payments made during the year on account of:

	2003	2002	2001
Interest paid	$36.2	$25.3	$106.4
Income taxes paid	17.8	21.8	33.6

c) Non-cash investing and financing activities:

	2003	2002	2001
Issuance of common shares on acquisitions	$21.0	$69.0	$—
Sale of hotels to Legacy in exchange for exchangeable shares	—	—	83.3
Acquisition of Legacy units under its distribution reinvestment plan	—	3.4	—

Financial Statements 71	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

20. Employee future benefits

The Company has defined benefit pension plans and other post-retirement plans, primarily life insurance and health care coverage, for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. The costs of these defined plans are actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Market-related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

     For defined benefit plans, transitional assets and past service cost due to changes in plan provisions are amortized on a straight line basis over eleven years, the expected average remaining service life of employees covered by the various plans. In respect of the other actuarial gains and losses, the portion in excess of 10% of the greater plan obligation and the fair value of plan assets is amortized over the same period. For defined contribution plans, pension costs equal the Company’s share of the contribution allocated to the employee.

     The Company uses a measurement date of December 31 for all of its pension and other post retirement benefits.

Benefit obligations

	2003		2002
Change in benefit obligation	Pension	Other	Pension	Other
Benefit obligation — January 1	$74.5	$—	$71.1	$—
Service cost	2.1	0.1	0.9	—
Interest cost	5.7	0.1	4.1	—
Plan participants’ contributions	0.2	—	0.2	—
Plan amendments	1.4	—	—	—
Actuarial loss	3.8	0.2	7.4	—
Benefits paid	(7.1)	(0.1)	(11.3)	—
Other	5.7	1.9	1.3	—
Foreign currency exchange rate changes	16.4	0.1	0.8	—

Benefit obligation — December 31	$102.7	$2.3	$74.5	$—

The weighted-average assumptions used to determine end of year benefit obligations are as follows:

	2003		2002
Change in benefit obligation	Pension	Other	Pension	Other
Discount rate	6.0%	6.0%	6.5%	N/A
Rate of compensation increase	3.5%	N/A	3.5%	N/A

     A 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 10% for 2004. The rate was then assumed to decrease gradually to 5% by 2009 and remain at that level thereafter. Assumed health care trend rates can have a significant effect on the amounts reported for the health care plans.

     A 1% change in assumed health care cost trend costs would have the following effect for 2003:

	1% increase	1% decrease
Effect on post retirement benefit obligation	$0.1	$(0.1)

FAIRMONT HOTELS & RESORT INC.	Financial Statements 72

Plan assets

	2003		2002
Change in plan assets	Pension	Other	Pension	Other
Fair value — January 1	$72.8	$—	$86.9	$—
Actual return on plan assets	7.2	—	(4.1)	—
Employer contributions	2.7	0.1	2.6	—
Plan participant contributions	0.2	—	0.2	—
Benefits paid	(7.1)	(0.1)	(11.3)	—
Transfer to defined contribution plan	(3.5)	—	(2.2)	—
Other	0.9	—	—	—
Foreign currency exchange rate changes	15.6	—	0.7	—

Fair value — December 31	$88.8	$—	$72.8	$—

The asset allocation of the Company’s pension plan assets is as follows:

		Percentage of plan assets
Asset category	Target Allocation	at December 31,
	2004	2003	2002
Cash	0-10%	0%	22%
Debt securities	30-40%	42%	37%
Equity securities	50-60%	58%	41%

     The Company’s investment strategy is to maximize return at an appropriate level of risk in order to minimize its long-term cash contributions and pension expenses. The expected rate of return on pension plan assets was determined by using long-term historic rates of returns for equities, bonds and cash weighted according to FHR’s current investment allocation policies.

     Equity securities include no common shares of FHR as at December 31, 2003 (2002 — 8,725 common shares).

Funded status

The funded status, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	December 31, 2003		December 31, 2002
	Pension	Other	Pension	Other
Fair value of plan assets	$88.8	$—	$72.8	$—
Benefit obligation	(102.7)	(2.3)	(74.5)	—

Funded status	(13.9)	(2.3)	(1.7)	—
Unrecognized net actuarial loss	25.2	0.2	19.8	—
Unrecognized prior service cost	3.8	—	2.3	—
Unrecognized net transitional asset	(26.9)	1.5	(25.5)	—
Valuation allowance	(2.4)	—	(2.2)	—

Accrued benefit liability	$(14.2)	$(0.6)	$(7.3)	$—

Amounts recognized in the accompanying consolidated balances sheets:
Other assets and deferred charges	$19.4	$—	$14.2	$—
Other liabilities	(33.6)	(0.6)	(21.5)	—

	$(14.2)	$(0.6)	$(7.3)	$—

Financial Statements 73	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

     Included in the above accrued benefit obligation and fair value of plan assets as at December 31 are the following amounts in respect of plans that are not fully funded:

	2003		2002
	Pension	Other	Pension	Other
Accrued benefit obligation	$62.4	$2.3	$21.5	$—
Fair value of plan assets	21.3	—	—	—

Underfunded balance	$41.1	$2.3	$21.5	$—

     As at December 31, 2003, the Company had issued letters of credit of $40.8 (2002 — $28.3) representing financial guarantees on the above unfunded pension liabilities.

Funding requirements

Employer contributions in 2003 were $2.7 in respect of defined benefit pensions and $0.1 in respect of other benefits.

     The date of the most recent funding valuation for the majority of FHR’s registered plan obligations is January 1, 2001. The next funding valuation for the majority of the registered plan obligations will be as of December 31, 2003.

Net periodic cost

Components of the Company’s net periodic benefit costs related to the defined benefit pension plans of continuing operations are as follows:

	2003	2002	2001
Service cost	$2.1	$0.9	$1.9
Interest cost	5.7	4.1	4.6
Expected return on plan assets	(5.9)	(6.3)	(6.9)
Settlement loss	—	—	12.8
Net amortization and deferrals	(1.7)	(8.6)	3.1
Decrease in valuation allowance	(0.3)	—	—
Other	4.7	—	—

	$4.6	$(9.9)	$15.5

Weighted average assumptions
Discount rate	6.5%	6.5%	6.8%
Expected return on plan assets	7.5%	7.5%	7.9%
Rate of compensation increase	3.5%	3.5%	3.0%

     Components of the Company’s net periodic benefit costs related to other post-retirement benefits from continuing operations are as follows:

	2003	2002	2001
Service cost	$0.1	$—	$—
Interest cost	0.1	—	—
Net amortization and deferrals	0.1	—	—
Other	0.4	—	—

	$0.7	$—	$—

Weighted average assumptions
Discount rate	6.5%	N/A	N/A
Health care and other benefits cost trend rates (ultimate)	5.0%	N/A	N/A

     Assumed health care cost trend rates can have an effect on the amounts reported for the post-retirement benefits. A one percentage-point change in assumed health care cost trend rates would impact total service and interest cost by $nil.

     The Company also has a defined benefit plan for certain retirees that is not included in the above table. This plan relates to former employees and retirees of the Company and predecessor companies that were spun off in 2001. The plan is in the process of being separated into two plans, one of which will be sponsored by a third party. Once this separation occurs, it is the Company’s intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract. The estimated fair value of plan assets and the projected benefit obligation related to the Company’s portion of

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 74

this plan are equal, being approximately $104 as at December 31, 2003 and $150 as at December 31, 2002. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2003, 2002 and 2001, the service costs of the Company’s portion of this plan were $nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation.

     FHR also has defined contribution pension plans. The net expense for such plans for continuing operations, which equals the Company’s required contribution, was $2.8, $1.3 and $1.2 in 2003, 2002 and 2001, respectively.

21. Commitments, contingencies and guarantees

Commitments

As at December 31, 2003, contractual commitments in respect to capital expenditures for wholly owned or leased hotels totaled approximately $26.5.

     The Company leases certain land, buildings and equipment under operating leases. Land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue.

     Minimum rentals for operating leases which expire on various dates are as follows:

2004	$13.8
2005	13.8
2006	11.1
2007	10.6
2008	10.4
Thereafter	50.4

$110.1

     Rent expense under operating leases amounted to $11.7 in 2003 (2002 — $9.8; 2001 — $7.0).

     As at December 31, 2003, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and with various maturities, amounted to approximately $303, on which interest rates vary with bank prime or money market rates. As at December 31, 2003, the Company had issued and undrawn letters of credit of $59.4.

Contingencies

FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and actions arising out of the normal course of business as a hotel operator. The Company has provided for certain claims and, based on information presently available, management believes that the existing accruals are sufficient. Recoveries expected to be received for insured claims are included in accounts receivable. Any additional liability that may result from these matters and any additional liabilities that may result in connection with other claims are not expected to have a material adverse effect on FHR’s financial position or results from operations.

Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totaling $12.0 related to debts incurred by certain hotels in which FHR holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees are equal to the terms of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amounts have been recorded in the financial statements for amounts that may be potentially owed under these guarantees.

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims related to the period the business was owned by FHR, in the areas of tax and environmental matters. The terms of such indemnification agreements are subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $25 related to potential claims under the indemnifications made.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims are subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’

Financial Statements 75	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

22. Risk management and financial instruments

Financial instruments for which the Company’s carrying values differ from fair value are summarized in the following table:

	2003		2002		2001
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
Long-term debt	$657.6	$663.1	$535.5	$546.4	$339.7	$344.2
Long-term advances	72.8	68.3	57.1	57.1	56.4	56.4

The Company has determined the estimated fair value of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what FHR could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Due to the relative short exercise period of the Fairmont put option, the carrying value of the Fairmont put option (note 10) is equal to its fair value as at December 31, 2003.

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.

•	The fair value of long-term debt is estimated based on rates currently available to the Company for long-term borrowings with similar terms and conditions to those borrowings in place as at the consolidated balance sheet dates.

•	The fair value of long-term advances is estimated based on rates currently available to the Company for long-term advances with similar terms and conditions to those advances in place as at the consolidated balance sheet dates.

•	Forward foreign exchange contracts have been fair valued using the period end foreign exchange rate, due to the relatively short period until settlement.

Foreign currency risk management

The Company enters into forward foreign exchange contracts to partially offset the potential volatility of foreign exchange rates on foreign currency denominated liabilities held in entities with a Canadian dollar functional currency. At December 31, 2003, the aggregate fair value of the outstanding forward contracts was a liability of $7.6.

Interest rate risk management

The Company enters into interest rate cap contracts to manage interest rate risk. At December 31, 2003, FHR had outstanding, two interest rate contracts to cap LIBOR at 6.5% on the mortgage secured by The Fairmont Copley Plaza Boston and to cap LIBOR at 9.0% on the mortgage secured by The Fairmont Kea Lani Maui. At December 31, 2003, the fair market value of the interest rate contracts approximates their nominal carrying value.

Credit risk management

Credit risk relates to cash, cash equivalents and account receivable balances and results from the possibility that a counterparty defaults on its contractual obligation to the Company. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and maintains allowances for potential credit losses. FHR also extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 76

23. Related party transactions

In August 2003 and December 2002, FHR entered into long-term incentive based management contracts with Legacy for The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., respectively. These transactions were recorded at the exchange amount, which is the amount established and agreed to by the related parties. In connection with FHR securing the management contract on these properties, FHR has agreed to pay an aggregate amount of $18.0 to Legacy over a three-year period. These amounts have been accounted for as intangible assets and are amortized over the life of the management contracts. The amortization expense is being applied to reduce revenues from management operations. The current portion of the liability has been recorded in accounts payable and accrued liabilities, while the long-term portion has been recorded as other liabilities. At December 31, 2003, FHR has a liability due to Legacy of $11.0 in connection with these management contracts with Legacy.

     In connection with Legacy’s acquisitions of The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., FHR entered into reciprocal loan agreements with Legacy totaling $86.6. The loans mature between October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the financial statements.

     Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition advisory fee from Legacy of $0.7. This amount has been included in revenues from management operations.

     FHR has a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of $10.9. This loan is due July 2006 and bears interest at the lender’s rate. This loan is classified in other assets and deferred charges. In addition, at December 31, 2003, FHR has a receivable from Legacy of $8.7, which has been classified as a loan receivable. This loan matures on July 31, 2004, bears interest at the bankers’ acceptance rate plus 2.75% and is unsecured.

     In the ordinary course of business, FHR derives management fees and other revenues from certain of its equity-owned investees that are subject to significant influence. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided. Such transactions with related parties for the years ended December 31 are summarized as follows:

	2003	2002	2001
Revenues	$38.7	$35.8	$32.3
Accounts receivable	2.6	3.1	1.9

24. Discontinued operations

Until September 30, 2001, the Company operated under the name of Canadian Pacific Limited (“CPL”). Effective October 1, 2001, pursuant to the arrangement approved by the shareholders and by the court, CPL completed a major reorganization, (the “Arrangement”), which divided CPL into five new public companies: Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in FHRHI. This distribution was recorded at the carrying value of the net investment in each subsidiary.

     Prior to the distribution of the four operating businesses, PanCanadian paid a special dividend to CPL of approximately $645, and Canadian Pacific Railway returned approximately $450 of capital to CPL. The proceeds were used, in part, to settle CPL’s commercial paper, medium-term notes and preferred shares.

     Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statements of income and consolidated statements of cash flows up to September 30, 2001.

     As at the distribution date of October 1, 2001, cash, total assets and total liabilities of $383.6, $15,108.4 and $9,668.4, respectively, were distributed as discontinued operations.

Financial Statements 77	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

The results of discontinued operations are summarized below:

	Nine months ended September 30, 2001
	Canadian
	Pacific Railway	CP Ships	PanCanadian	Fording	Total
Revenues	$1,799.9	$1,990.9	$5,487.3	$501.5	$9,779.6
Operating income	364.2	105.1	1,180.7	85.7	1,735.7
Income tax expense	52.1	8.5	384.9	37.1	482.6
Net income	167.4	49.0	664.7	42.8	923.9

     The discontinued operations had certain specific accounting policies related to revenue recognition and property and equipment that were disclosed in note 1 of the December 31, 2000 consolidated financial statements of CPL.

25. United States accounting policies and reporting

Canadian and United States accounting principles

The consolidated financial statements of FHR have been prepared in accordance with Canadian GAAP. The material differences affecting the Company between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated financial statements.

     The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

	2003	2002	2001
Income (loss) from continuing operations — Canadian GAAP	$50.7	$92.5	$(28.2)
Increased (decreased) by
Pension accounting (1)	(1.4)	(1.4)	0.3
Post-retirement benefits (2)	(0.7)	—	—
Stock-based compensation (3)	1.4	0.6	(3.9)
Convertible senior notes (4)	0.3	—	—
Variable interest entities (5)	(1.3)	—	—
Internal use software costs (6)	—	(7.4)	7.4
Acquisition costs (7)	—	—	0.4
Translation rates (8)	—	—	0.2

Adjusted net income (loss) before taxes	49.0	84.3	(23.8)
Future income taxes on above items	1.2	3.6	(3.2)

Net income (loss) from continuing operations — U.S. GAAP	50.2	87.9	(27.0)

Net income from discontinued operations — Canadian GAAP	—	—	923.9
Increased (decreased) by
Oil and gas (9)	—	—	2.8
Derivative instruments (10)	—	—	67.6
Pension accounting (1)	—	—	(20.0)
Post-retirement benefits (2)	—	—	3.7
Termination benefits (11)	—	—	(2.9)
Internal use software (6)	—	—	(5.7)
Translation rates (8)	—	—	(14.1)
Other	—	—	(15.4)

Adjusted net income before taxes	—	—	939.9
Future income taxes on above items	—	—	6.9
Future income taxes due to rate differences	—	—	86.8
Cumulative catch-up adjustment on adoption of FASB Statement No. 133 — net of tax	—	—	2.3

Income from discontinued operations — U.S. GAAP	$—	$—	$1,035.9

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 78

Condensed consolidated statements of income

	2003	2002	2001
Revenues
Hotel ownership operations	$584.9	$516.6	$486.4
Management operations	37.6	36.1	34.2
Real estate activities (5)(13)	33.9	31.9	13.2

	656.4	584.6	533.8
Other revenues from managed and franchised properties	32.6	27.7	29.1

	689.0	612.3	562.9
Expenses
Hotel ownership operations (1)(2)(3)	461.6	369.3	360.9
Management operations	22.5	15.7	18.7
Real estate activities (5)(13)	22.5	26.2	15.3
Amortization	67.5	59.8	68.4
Reorganization and corporate expenses (12)	—	1.6	173.2

	574.1	472.6	636.5
Other expenses from managed and franchised properties	35.1	27.7	29.1

	609.2	500.3	665.6

Income (loss) from equity investments and other	(6.9)	17.7	18.5

Operating income (loss)	72.9	129.7	(84.2)
Other (income) expense (13)	2.1	(10.7)	(31.1)
Interest expense, net (4)	33.3	19.1	68.8

Income (loss) before income taxes and non-controlling interest	37.5	121.3	(121.9)
Income tax expense (recovery)	(12.7)	32.2	(96.0)
Non-controlling interest	—	1.2	1.1

Income (loss) from continuing operations	50.2	87.9	(27.0)
Discontinued operations	—	—	1,035.9

Net income	50.2	87.9	1,008.9
Preferred share dividends	—	—	(5.3)

Net income available to common shareholders	$50.2	$87.9	$1,003.6

Basic earnings per common share
Income (loss) from continuing operations	$0.63	$1.12	$(0.41)
Discontinued operations	—	—	13.13
Net income	0.63	1.12	12.72
Diluted earnings per common share
Income (loss) from continuing operations	0.63	1.10	(0.41)
Discontinued operations	—	—	13.11
Net income	$0.63	$1.10	$12.70
Comprehensive income in accordance with U.S. GAAP (14)
Income (loss) from continuing operations — U.S. GAAP	$50.2	$87.9	$(27.0)
Income from discontinued operations — U.S. GAAP	—	—	1,035.9
Other comprehensive income (loss)
Foreign currency translation adjustments	76.7	7.2	(69.2)
Cumulative catch-up adjustment on adoption of FASB Statement No. 133	—	—	(76.8)
Change in fair value of cash hedging instruments	—	—	71.6
Minimum pension liability adjustment	(4.4)	—	—
Future income taxes	1.6	—	1.6

Comprehensive income	$124.1	$95.1	$936.1

Financial Statements 79	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

Consolidated balance sheets

The following shows the differences, increases (decreases) to account balances, had the consolidated balance sheets been prepared under U.S. GAAP:

	2003	2002
Assets
Accounts receivable (5)	$(0.9)	$—
Prepaid expenses and other (5)	(0.6)	—
Non-hotel real estate (5)	1.7	—
Intangible assets (2)	(4.5)	(5.8)
Other assets and deferred charges (15)(1)	81.0	65.6

	$76.7	$59.8

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities (5)	$1.5	$—
Other liabilities (2)	5.6	—
Current portion of long-term debt (16)	—	(69.0)
Long-term debt (4)(15)	105.5	67.6
Future income taxes	(4.3)	(4.2)
Mandatorily redeemable common shares (16)	—	69.0
Shareholders’ equity
Contributed surplus (3)	1.9	3.3
Other equity (4)	(19.2)	—
Foreign currency translation adjustments (8)	(104.1)	(27.4)
Retained earnings	(8.5)	(3.9)
Accumulated other comprehensive income (14)	98.3	24.4

	$76.7	$59.8

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 80

Condensed consolidated statements of cash flows

	2003	2002	2001
Cash provided by (used in)
Operating activities
Net income	$50.2	$87.9	$1,008.9
Exclude
Discontinued operations	—	—	1,035.9

Income (loss) from continuing operations	50.2	87.9	(27.0)
Items not affecting cash
Amortization property and equipment	64.8	57.4	60.2
Amortization of goodwill and intangible assets	2.7	2.4	8.2
(Income) loss from equity investments and other	6.9	(17.7)	(18.5)
Future income taxes	(25.5)	20.2	(116.8)
Non-controlling interest	—	1.2	1.1
Gains on sale of Legacy Real Estate Investments Trust units	—	—	(31.5)
Write-off of capital and other assets	—	—	18.3
Distributions from investments	6.7	15.1	11.5
Other	(10.8)	(21.5)	(52.1)
Changes in non-hotel real estate	11.6	6.9	(17.4)
Changes in non-cash working capital items	2.3	(10.5)	(23.4)
Discontinued operations	—	—	1,994.4

	108.9	141.4	1,807.0

Investing activities
Investment in partnerships and corporations	(1.6)	(46.7)	(28.7)
Additions to property and equipment	(87.2)	(84.3)	(120.2)
Acquisitions, net of cash acquired	6.0	(136.0)	(234.6)
Sales of investments and properties	—	—	147.4
Proceeds from sale of Legacy Hotels Estate Investment Trust units	—	—	52.8
Issuance of notes receivable	(50.3)	(67.6)	(27.2)
Collection of notes receivable	7.2	—	—
Other	—	(1.0)	1.2
Discontinued operations	—	—	(1,395.3)

	(125.9)	(335.6)	(1,604.6)

Financing activities
Issuance of long-term debt	181.7	306.0	163.6
Repayment of long-term debt	(423.9)	(43.9)	(626.8)
Issuance of common shares	1.0	4.7	53.0
Repurchase of common shares	(16.8)	(73.2)	(9.8)
Issuance of convertible debentures	262.5	—	—
Dividends	(4.8)	(3.2)	(121.3)
Redemption of preferred shares	—	—	(144.8)
Issuance of commercial paper	—	—	61.0
Repayment of commercial paper	—	—	(638.5)
Other	—	—	43.0
Discontinued operations	—	—	663.0

	(0.3)	190.4	(557.6)

Effect of exchange rate on cash	—	0.1	(14.6)

Cash position
Increase (decrease) in cash	(17.3)	(3.7)	(369.8)
Cash — Beginning of year	49.0	52.7	422.5

Cash — End of year	$31.7	$49.0	$52.7

Financial Statements 81	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

1) Pension accounting

In January 2000, the Company prospectively changed its Canadian GAAP accounting policy for defined benefit pension plans. As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset which is being amortized into income over 11 years, the weighted-average, expected average remaining service life of the employees covered by these plans. Under U.S. GAAP, there has been no change in accounting policy and hence there is no net transitional asset to be amortized. As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

     Under Canadian GAAP, a valuation allowance has been provided for on certain pension assets whereas under U.S. GAAP, no valuation allowance has been provided.

     Under U.S. GAAP, the Company is required to record a minimum pension liability, representing the unfunded accumulated benefit obligation. Accordingly, included in both accrued liabilities and other assets under U.S. GAAP is an additional amount, which cannot be recorded under Canadian GAAP.

2) Post-retirement benefits

Post-retirement benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, under Canadian GAAP, the Company amortizes actuarial gains and losses over the average employee service life when such gains and losses exceed 10% of the plan obligation. Under the Financial Accounting Standards Board (“FASB”) Statement No. 112, “Employers’ Accounting for Post-employment Benefits,” such gains and losses are included immediately in income.

3) Stock-based compensation

Under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Arrangement, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

     Under Canadian GAAP, effective January 1, 2003, the Company prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward. Under U.S. GAAP, the Company follows the intrinsic value method of Opinion No. 25 of the Accounting Principles Board. No stock-based compensation cost is reflected in net income under U.S. GAAP as all options granted to employees under these plans have an exercise price equal to the fair value of the underlying common stock on the date of grant.

     If the methodology prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), had been adopted, pro forma results for the year ended December 31 would have been as follows:

	2003	2002	2001
U.S. GAAP net income as reported	$50.2	$87.9	$1,008.9
Increase in stock-based compensation if FAS 123 had been adopted	5.0	6.0	2.0

Adjusted net income	45.2	81.9	1,006.9

U.S. GAAP basic earnings per common share
As reported	0.63	1.12	12.72
Adjusted	0.57	1.04	12.69

U.S. GAAP diluted earnings per common share
As reported	0.63	1.10	12.70
Adjusted	0.56	1.03	12.68

     The weighted average fair value of common shares granted in 2003 at the time of grant was Cdn$10.12 (2002 – Cdn$12.73; 2001 – Cdn$7.74). The fair value of common share options granted is estimated at the grant date using the Black-Scholes option-pricing model with the assumptions disclosed in Note 13. Pro forma stock-based compensation expense for a particular year is not necessarily indicative of expenses to be incurred in future years.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 82

4) Convertible senior notes

Under Canadian GAAP, obligations relating to convertible senior notes have been allocated between debt and equity elements and classified separately on the balance sheet.

     Under U.S. GAAP, the entire principal amount of the notes was recorded as long-term debt and interest expense and translation gains and losses have been calculated on the principal amount.

5) Variable interest entities

In January 2003, the FASB issued Financial Interpretation (“FIN”) 46, “Consolidation of Variable Interest Entities” (“VIEs”) in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 is effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R. The CICA has issued a standard similar to FIN 46, except that it applies to annual and interim periods beginning on or after November 1, 2004.

     Subsequent to January 31, 2003, FHR created and settled a Trust which holds the assets of FHP. This entity is a VIE in accordance with FIN 46R of which FHR is the primary beneficiary. Under U.S. GAAP the assets, liabilities and activities of this Trust have been consolidated with those of FHR. On consolidation, certain profits realized by FHR, as the primary beneficiary, have been eliminated.

     For VIEs created prior to January 31, 2003, the Company is currently evaluating the impact of FIN 46R and its related interpretations.

6) Internal use software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit to FHR and otherwise expensed. U.S. GAAP standards require that certain costs of computer software developed for internal use be capitalized and amortized.

7) Acquisition costs

Under Canadian GAAP, certain integration costs may be included in the purchase price allocations for business combinations. These costs must be expensed when incurred under U.S. GAAP.

8) Translation rates

The U.S. dollar was adopted as the Company’s reporting currency effective July 1, 2001. Under Canadian GAAP, the comparative financial statements prior to that date have been restated in U.S. dollars using the June 30, 2001 rate under the translation of convenience method. U.S. GAAP requires the restatement of comparative financial statements using the average and closing rates in effect during the period.

9) Oil and gas

The full cost methods of accounting for oil and gas operations promulgated under Canadian GAAP and U.S. GAAP differ in the following respect. Ceiling test calculations are performed by comparing the net book value of petroleum and natural gas properties with the future net revenues expected to be generated from proven developed reserves, discounted at 10% for U.S. reporting purposes and undiscounted for Canadian reporting. Any excess of net book value over future net revenues is recognized as an additional depletion expense in both reporting jurisdictions.

10) Derivative instruments

Effective January 1, 2001, FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and FASB Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” became effective for U.S. GAAP. FASB Statements No. 133 and No. 138 permit hedging of cash flows when specific documentation is in place from inception and the hedge meets effectiveness testing on an ongoing basis. For 2001, certain derivative instruments qualifying for hedge accounting under Canadian GAAP did not meet the definition of a hedge under U.S. GAAP.

11) Termination benefits

In 2001, the rules required to accrue termination benefits under U.S. GAAP were more restrictive than those under Canadian GAAP. In particular, under U.S. GAAP, these rules required that the plans be implemented within one year, which was not the case under Canadian GAAP.

Financial Statement 83	2003 ANNUAL REPORT

Notes to Consolidated Financial Statements (cont’d)

12) Extinguishment of debt

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). This statement requires the reclassification of gains and losses from extinguishment of debt from extraordinary items to income from continuing operations, in line with Canadian GAAP requirements. In 2001, the Company had a loss from the extinguishment of debt of $19.8, net of income tax. This loss has been reclassified as part of operating income in 2001.

13) Gains on sale of real estate investment

Under Canadian GAAP, the proceeds and costs related to the sale of a non-hotel real estate investment have been recorded as real estate revenues and real estate expenses respectively, on the consolidated statements of income. Under U.S. GAAP, this gain is considered to be a non-operating gain and has not been included in operating income.

14) Comprehensive income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure. Other comprehensive income includes foreign currency translation adjustments and minimum pension liability adjustments.

15) Long-term advances and long-term debt

FHR and Legacy have entered into reciprocal loan agreements, which, under Canadian GAAP, meet all the requirements for a right of offset. Under Canadian GAAP, these loans have been presented on a net basis in the consolidated balance sheet. Under U.S. GAAP, these loans do not qualify for offsetting and are presented separately on the consolidated balance sheet.

16) Fairmont put option

With the adoption of FAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”) in 2003, the Fairmont put option described in Note 10 has been classified as a liability and disclosed in the current portion of long-term debt. This classification as at December 31, 2003 under U.S. GAAP is now consistent with the classification under Canadian GAAP. Comparative figures that classified this item as mezzanine equity have not been restated in accordance with the translation provisions under FAS 150.

FAIRMONT HOTELS & RESORTS INC.	Financial Statements 84

Directory of Properties

Total Guestrooms: 21,643

Property	Location	Guestrooms
United States

The Fairmont Kea Lani Maui	Wailea, Maui, Hawaii	450
The Fairmont Orchid, Hawaii	Kohala Coast, Hawaii	540
The Fairmont San Francisco	San Francisco, California	591
The Fairmont Sonoma Mission Inn & Spa	Sonoma County, California	228
The Fairmont Olympic Hotel, Seattle	Seattle, Washington	450
The Fairmont San Jose	San Jose, California	808
The Fairmont Miramar Hotel Santa Monica	Santa Monica, California	302
The Fairmont Scottsdale Princess	Scottsdale, Arizona	651
The Fairmont Dallas	Dallas, Texas	551
The Fairmont Kansas City At The Plaza	Kansas City, Missouri	366
The Fairmont New Orleans	New Orleans, Louisiana	701
The Fairmont Chicago	Chicago, Illinois	692
The Fairmont Turnberry Isle Resort & Club, Miami, Florida	Miami, Florida	392
The Plaza, A Fairmont Managed Hotel	New York, New York	806
The Fairmont Washington, D.C.	Washington, D.C.	415
The Fairmont Copley Plaza Boston	Boston, Massachusetts	386

Canada

The Fairmont Empress	Victoria, British Columbia	477
The Fairmont Chateau Whistler	Whistler, British Columbia	550
The Fairmont Hotel Vancouver	Vancouver, British Columbia	556
The Fairmont Waterfront	Vancouver, British Columbia	489
The Fairmont Vancouver Airport	Richmond, British Columbia	392
The Fairmont Jasper Park Lodge	Jasper, Alberta	451
The Fairmont Chateau Lake Louise	Lake Louise, Alberta	550
The Fairmont Banff Springs	Banff, Alberta	770
The Fairmont Palliser	Calgary, Alberta	405
The Fairmont Hotel Macdonald	Edmonton, Alberta	198
The Fairmont Winnipeg	Winnipeg, Manitoba	340
The Fairmont Royal York	Toronto, Ontario	1,365
Fairmont Château Laurier	Ottawa, Ontario	430
Fairmont Le Château Montebello	Montebello, Quebec	211
Fairmont The Queen Elizabeth	Montreal, Quebec	1,039
Fairmont Tremblant	Mont-Tremblant, Quebec	314
Fairmont Le Château Frontenac	Quebec City, Quebec	621
Fairmont Le Manoir Richelieu	Charlevoix, Quebec	405
The Fairmont Algonquin	St. Andrews By-the-Sea, New Brunswick	234
The Fairmont Newfoundland	St. John’s, Newfoundland	302

International

The Fairmont Acapulco Princess	Acapulco, Mexico	1,017
The Fairmont Pierre Marques	Acapulco, Mexico	335
The Fairmont Southampton	Southampton, Bermuda	593
The Fairmont Hamilton Princess	Hamilton, Bermuda	410
The Fairmont Royal Pavilion	St. James, Barbados	75
The Fairmont Glitter Bay	St. James, Barbados	68
The Fairmont Dubai	Dubai, United Arab Emirates	394

Other

Sheraton Suites Calgary Eau Claire	Calgary, Alberta	323

Total Guestrooms: 11,451

Property	Location	Guestrooms
Canada

Delta Sun Peaks Resort	Sun Peaks, British Columbia	220
Delta Victoria Ocean Pointe Resort and Spa	Victoria, British Columbia	239
Delta Vancouver Airport	Richmond, British Columbia	412
Delta Vancouver Suites	Vancouver, British Columbia	226
Delta Whistler Resort	Whistler, British Columbia	288
Delta Whistler Village Suites	Whistler, British Columbia	207
Tantalus Lodge	Whistler, British Columbia	76
Delta St. Eugene Mission Resort	Cranbrook, British Columbia	125
Delta Bow Valley	Calgary, Alberta	398
Delta Calgary Airport	Calgary, Alberta	296
Delta Lodge at Kananaskis	Kananaskis Village, Alberta	321
Delta Edmonton Centre Suite Hotel	Edmonton, Alberta	169
Delta Edmonton South Hotel & Conference Centre	Edmonton, Alberta	237
Delta Bessborough	Saskatoon, Saskatchewan	225
Delta Regina	Regina, Saskatchewan	274
Delta Winnipeg	Winnipeg, Manitoba	392
Delta London Armouries	London, Ontario	245
Delta Meadowvale Resort and Conference Centre	Mississauga, Ontario	374
Delta Toronto Airport West	Mississauga, Ontario	297
Delta Chelsea	Toronto, Ontario	1,590
Delta Toronto East	Toronto, Ontario	368
Delta Pinestone Resort	Haliburton, Ontario	103
Delta Sherwood Inn	Port Carling, Ontario	49
Delta Grandview Resort	Huntsville, Ontario	125
Delta Rocky Crest Resort	MacTier, Ontario	65
Delta Ottawa Hotel and Suites	Ottawa, Ontario	328
Delta Montreal	Montreal, Quebec	456
Delta Centre-Ville	Montreal, Quebec	711
Delta Sherbrooke Hotel and Conference Centre	Sherbrooke, Quebec	178
Delta Trois-Rivières Hotel and Conference Centre	Trois Rivières, Quebec	159
Delta Quebec	Quebec City, Quebec	377
Delta Fredericton	Fredericton, New Brunswick	222
Delta Brunswick	Saint John, New Brunswick	254
Delta Beauséjour	Moncton, New Brunswick	310
Delta Halifax	Halifax, Nova Scotia	296
Delta Barrington	Halifax, Nova Scotia	200
Delta Sydney	Sydney, Nova Scotia	152
Delta Prince Edward	Charlottetown, P.E.I.	211
Delta St. John’s Hotel and Conference Centre	St. John’s, Newfoundland	276

Directory of Properties 85	2003 ANNUAL REPORT

Shareholder Information

Executive Office
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario
M5K 1B7
Telephone: 416-874-2600
Fax: 416-874-2601

Investor Relations
Emma Thompson
Executive Director Investor
Relations
Telephone: 416-874-2485
Fax: 416-874-2761
Email: investor@fairmont.com
Website: www.fairmont.com

Quarterly earnings conference calls are broadcast live through our website and archived for three months. Presentations at investor conferences are also promptly made available on our website.

French Report
Il nous fera plaisir de vous envoyer, sur demande, l’édition française de ce rapport.

Auditors
PricewaterhouseCoopers LLP
Toronto, Ontario

Transfer Agent and Registrar
Inquiries regarding change of address, registered shareholdings, share transfers, lost certificates and duplicate mailings should be directed to the following:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Telephone: 514-982-7800
Toll-free: 800-340-5017
Email: service@computershare.com

Stock Exchange Listings
Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Shares Outstanding
At December 31, 2003
79,106,277

The Annual and Special Meeting of Shareholders
10:00 a.m. Eastern Time
Tuesday, April 27, 2004
The Fairmont Royal York
Imperial Room
100 Front Street West
Toronto, Ontario

Hotel Reservations

Fairmont Hotels & Resorts
Toll-free: 800-441-1414
Website: www.fairmont.com

Delta Hotels
Toll-free: 800-268-1133
Website: www.deltahotels.com

For further information on Legacy Hotels Real Estate Investment Trust

Toronto Stock Exchange symbol:
LGY.UN
Toll-free: 866-627-0641
Website: www.legacyhotels.ca

Senior Officers

William R. Fatt
Chief Executive Officer
Toronto, Ontario

Chris J. Cahill
President and
Chief Operating Officer
Oakville, Ontario

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Toronto, Ontario

Terence P. Badour
Executive Vice President,
Law and Administration and
Corporate Secretary
Toronto, Ontario

John M. Johnston
Executive Vice President,
Development
Toronto, Ontario

Thomas W. Storey
Executive Vice President, Business
Development and Strategy
Scottsdale, Arizona

John S. Williams
Executive Vice President, Operations
Toronto, Ontario

Neil J. Labatte
Senior Vice President, Real Estate
Toronto, Ontario

Timothy J. Aubrey
Senior Vice President, Finance
Toronto, Ontario

FAIRMONT HOTELS & RESORTS INC.	Shareholder Information 86

Common Share Market Prices

Toronto Stock Exchange

	2003		2002
(Canadian Dollars)	High	Low	High	Low
First Quarter	$37.50	$28.10	$45.49	$35.85
Second Quarter	$33.94	$29.91	$49.50	$37.19
Third Quarter	$37.60	$30.77	$40.20	$31.00
Fourth Quarter	$37.10	$32.50	$40.60	$34.35

Year	$37.60	$28.10	$49.50	$31.00

New York Stock Exchange

	2003		2002
(U.S. Dollars)	High	Low	High	Low
First Quarter	$23.78	$19.07	$28.51	$22.55
Second Quarter	$24.92	$20.55	$31.45	$24.61
Third Quarter	$27.20	$22.68	$26.05	$19.65
Fourth Quarter	$27.64	$24.91	$25.91	$21.60

Year	$27.64	$19.07	$31.45	$19.65

www.fairmont.com